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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☒ Form C/A: Amendment to Offering Statement: <u>Change securities offered from SAFEs to convertible promissory notes</u>

  ☒ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: <u>esc Aerospace US, Inc.</u>
Legal status of issuer:

  Form: <u>corporation</u>
  Jurisdiction of Incorporation/Organization: <u>Florida</u>
  Date of organization): <u>June 13, 2018</u>

Physical address of issuer: <u>3259 Progress Dr. #106 / Orlando, Florida 32826</u>
Website of issuer: <u>https://www.esc-aerospace.us</u>

Name of intermediary through which the offering will be conducted: <u>Silicon Prairie Online, LLC</u>
CIK number of intermediary: <u>0001711770</u>
SEC file number of intermediary: <u>007-00123</u>
CRD number, if applicable, of intermediary: <u>289746</u>

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
<u>5% Cash on First 1M, 4% on Second, 3% up to 10M, then 1% thereafter</u>

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
<u>N/A</u>

Type of security offered: <u>Convertible Promissory Notes</u>
Target number of securities to be offered: <u>618,000</u>
Price (or method for determining price): <u>face value</u>
Target offering amount: <u>618,000</u>
Oversubscriptions accepted: ☒ Yes   ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): <u>618,000</u>
Deadline to reach the target offering amount: <u>August 31, 2023</u>

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not

required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 10

Total Assets:	Most recent fiscal year-end: $270,239.18	Prior fiscal year-end: $168,228.43
Cash & Cash Equivalents:	Most recent fiscal year-end: $75,273.69	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: $193,374.40	Prior fiscal year-end: $137,503.44
Short-term Debt:	Most recent fiscal year-end: $227,705.46	Prior fiscal year-end: $94,004.70
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: $592,710.58	Prior fiscal year-end: $767,501.99
Cost of Goods Sold:	Most recent fiscal year-end: $325,263.46	Prior fiscal year-end: $542,183.95
Taxes Paid:	Most recent fiscal year-end: TBD	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: ($32,435.65)	Prior fiscal year-end: $63,964.15

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

esc Aerospace US, Inc.

(Issuer)

By
/s/ Lars Weimer President

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lars Weimer

(Signature)
President

(Title)
February 24th, 2023

(Date)

THE COMPANY

1. Name of issuer: <u>esc Aerospace US, Inc.</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	
Lars Weimer	Common Stock	30%	%
Danny Stirtz	Common Stock	30%	%
esc Holding GmbH (Mathias Krueger)	Common Stock	40%	%
			%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>Lars Weimer</u>   Dates of Board Service: <u>June 13, 2018</u>
Principal Occupation: <u>   President & CEO</u>
_____ _____
Employer: <u>esc Aerospace US, Inc.</u> Dates of Service: <u>June 13, 2018 – Present</u>
Employer's principal business: <u>GPS navigation systems, positioning, navigation and timing systems</u>
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: <u>President & CEO; Director</u>   Dates of Service: <u>June 13, 2018 – Present</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: <u>esc Aerospace US, Inc.</u>
Employer's principal business: <u>GPS navigation systems, positioning, navigation and timing systems</u>
Title: <u>President & CEO</u>   Dates of Service: <u>June 13, 2018 – Present</u>
Responsibilities<u>: business management, strategy, finances, human resources, IT</u>

Name: <u>Danny Stirtz</u>   Dates of Board Service: <u>June 13, 2018 – Present</u>
Principal Occupation: <u>Executive Vice President</u>
Employer: <u>esc Aerospace US, Inc.</u>   Dates of Service: <u>June 13, 2018 – Present</u>
Employer's principal business: <u>GPS navigation systems, positioning, navigation and timing systems</u>

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: <u>Executive Vice President</u>   Dates of Service: <u>June 13, 2018 – Present</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: <u>esc Aerospace US, Inc.</u>
Employer's principal business: <u>GPS navigation systems, positioning, navigation and timing systems</u>
Title: <u>President & CEO</u>   Dates of Service: <u>June 13, 2018 – Present</u>
Responsibilities<u>: business development, sales, marketing</u>

OFFICERS OF THE COMPANY

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lars Weimer

Title: President & CEO   Dates of Service: June 13, 2018 – Present

Responsibilities: business management, strategy, finances, human resources, IT

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Name: Danny Stirtz

Title: Executive Vice President   Dates of Service: June 13, 2018 – Present

Responsibilities: business development, sales, marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

esc Aerospace US, Inc.
Business Plan
February 15, 2023



esc Aerospace US, Inc.
3259 Progress Drive
Orlando, FL 32826
www.esc-aerospace.us

Contacts

Lars Weimer	Danny Stirtz
President and CEO	Executive Vice President
(407) 965-9679	(407) 579-5869
lars.weimer@esc-aerospace.us	danny.stirtz@esc-aerospace.us

Table of Contents

NOTE REGARDING FORWARD LOOKING STATEMENTS

- THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.

- THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

- ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

1.0   Our Customer's Need

Advances in technology have become such an integral part of day-to-day life that we can hardly imagine a world without them. We are truly living in the day of the *Jetson's*.



Meeting the challenges of tomorrow, today!

<<(Click to watch 60 sec video)>>



It would be unbearable not have access to any of our technologies (such as the Internet, and smart phones, etc.). However, there is one technology which is just as omnipresent as the Internet and that most of us do not even realize how dependent we are on it … **GPS**.



Over fifty years ago, who knew how pervasive GPS would become? When we think of GPS, most of us think of our smart phone or car navigation system. However, GPS is the world standard for **Positioning, Navigation, and Timing (PNT).** From natural interferences to growing terrorist threats, our total dependence on GPS is problematic. There is hardly a system today (military or commercial) that is not totally dependent on GPS for position and/or time. Without it, financial systems may fail, autonomous vehicles might crash, military missions could fail, and lives could be lost.

Having an alternative solution is crucial.

> Our solution is critical to meeting US National Defense needs
>
> Section 1618 of the 2017 National Defense Authorization Act (NDAA), "Backup and Complementary Positioning, Navigation and Timing Capabilities of Global Positioning System (GPS)".

To meet ever-growing threats of both, natural and man-made environments, and evolving adversary countermeasures, there is a **need to PNT solutions that are not completely reliant on GPS**.

Accurate and reliable positioning and timing is critical to a variety of applications.



A few months ago, during GPS satellite maintenance, an incorrect time was accidentally uploaded to several GPS satellites, making them "out of sync" by the fractions of fractions of seconds.

The minute error disrupted GPS-dependent timing equipment around the world for more than 12 hours. In parts of the U.S and Canada, police, fire, and EMS radio equipment stopped functioning. BBC digital radio was out for two days in many areas, and the anomaly was even detected in electrical power grids.



As another example, in 2018, a joint forces unit was on a mission against a high-value target when they were ambushed and pinned down. When interviewed, the Joint Terminal Attack Controller (JTAC) said, "Because of the **tree cover**, the aircraft overhead couldn't see me or the target. I had to **continually leave the protection** of cover in order adjust the rounds." Eventually the airstrikes were called in, allowing the unit to withdraw.

These are just a couple examples of where our solution for a more reliable Positioning, Navigation, and Timing (PNT) system NavX™ (formerly escPNT™) is highly beneficial and leads to *increased mission success and save lives!!*

2.0 esc Aerospace US, Inc.



esc Aerospace US, Inc. is a small product developer and systems integrator, with the depth of experience of a large corporation. Our size, low overhead, extensive solution partnerships and global reach enable us to meet the highest complexity technological challenges and meet our clients need with best value solutions.

We are focused on development of autonomous systems, applications for Artificial Intelligence (AI) and Machine Learning (ML), and delivery of highly accurate and resilient Positioning, Navigation, and Timing (PNT) solutions without dependency on GPS.

esc Aerospace US, Inc. has successfully delivered solutions across the US Department of Defense and commercial customers like Ford Motor Company. Our revenue comes from direct product sales, licensing, and services.

Our team has more than 60 years of experience across military and commercial markets and decades of experience with product development.

2.1 Legal Structure

esc Aerospace US, Inc. is a Florida C-Corporation and is a registered US Small Business Administration "US Owned and Controlled" small business. We are located in the UCF Business Incubator at Research Park in Orlando Florida. Located near the University of Central Florida campus, as well as key technology industry clusters, the Central Florida Research Park incubator predominantly serves emerging high-tech companies. This 48,000-square-foot facility features Class A office space with flexible leases, meeting and conference rooms, shared office equipment, plus space suitable for laboratories and early-stage manufacturing.

The owners of esc Aerospace US, Inc. are invested in two esc Aerospace companies in Europe (esc Aerospace GmbH and esc Aerospace sro). However, these companies are not affiliated with esc Aerospace US, Inc. We only share the brand name and collaborate through subcontract agreements.

EIN: 83-0932971

DUNS: 081266985

CAGE: 85SC5

SBC: 001596547

2.2 Key Personnel

The esc Aerospace US, Inc. team has the experience, dedication and passion to meet and exceed growth objectives. Strong business and technology acumen coupled with an extensive network of potential customers, suppliers, and partners minimize risk and enable success.



Lars Weimer – President & Chief Executive Officer

Lars has the German degree Dipl.-Ing. (equivalent to Master of Science) in Aviation and Aerospace Engineering. He is a highly experienced and dynamic aerospace manager, with vast background of skills and experience in research and leading technical and non-technical teams. He has driven the successful start and early growth phase of tech companies in the US and Europe. His professional experience includes UAS research and development projects with several commercial entities as well as the European Space Agency (ESA), USAF AFRL and US Army. Lars has more than 20 years of demonstrated achievements in all space and aviation system life cycle phases.

Danny Stirtz – Executive Vice President

Danny Stirtz has over 40 years of experience in systems development and commercialization. He has successfully launched a number of small businesses as well as worked at all levels of large and small organizations from individual contributor/programmer to senior staff positions at companies like Lockheed Martin, Hughes Aircraft Company, Northrop Electronics, GE Aerospace, and Beckman Instruments. He spent over 28 years at Lockheed Martin. His development experience has included Astro-Inertial Navigation Systems (SR-71), GPS space and ground segments, MILSTAR ground segment, Second TDRSS Ground Station (STGT), visualization/mapping systems (classified), and other related technology areas. Danny was awarded a BS in Computer Science from California State University of Fullerton in 1981.

Cantwell Carson – Senior System Engineer

Dr. Carson has worked on over 20 government-funded research and development projects in academia, national labs, and the private sector. His Ph.D. in Materials Science & Engineering was awarded from Georgia Institute of Technology in 2009. Cantwell was Principal Investigator for the AF182-002 "Satellite ID, Tracking, and Health for Position Navigation and Timing" contract where he developed a method of determining positions of LEO satellites for PNT. As Technical Lead of AF 1917 Small Business Innovation Research (SBIR) "Satellite Identification, Tracking, and Health" he developed a low cost, passive satellite tracking system based on RF signal time-of-flight, and Doppler shift.

Edward Seger – Senior FPGA Development Lead

Mr. Seger is a highly capable and experienced developer with over 20 years of experience in FPGA and hardware development. His experience includes development of the radio front-end/FPGA for the NavX™ LEO SOOP project with the Air Force. His experience design and development of next generation analog acquisition hardware, signal processing applications using FPGAs and microprocessors, multiplatform system test software suite development. His experience ranges across multiple recognized commercial developers as well as the NSA where he optimized signal processing software and invented a disk sanitizer capability to declassify disk drives for use outside the agency (received the Directors Productivity Improvement Award). Mr. Seger has a BS-EE from Capitol College, Laurel MD.

2.3 Ownership and Management

esc Aerospace US, Inc. was founded June 13th, 2018, by its three current shareholders. Their voting shares currently represent 80% of the total 10,000,000 shares of stock. The remaining 20% non-voting shares have been reserved for employee incentives and/or small investment. To date, ~1% of the reserved non-voting shares have been allocated for employee incentive.

Shareholders	% Voting	# Voting Shares	% Non-Voting	# Non-Voting Shares	Total Shares	% Total
Mathias Krueger	40%	3,200,000	0%	-	3,200,000	32.00%
Lars Weimer	30%	2,400,000	0%	-	2,400,000	24.00%
Danny Stirtz	30%	2,400,000	0%	-	2,400,000	24.00%
Reserve	0%	-	96%	1,928,000	1,928,000	19.28%
Employees/Investors	0%	-	4%	72,000	72,000	0.72%
Total	**100%**	**8,000,000**	**100%**	**2,000,000**	**10,000,000**	**100%**

Board of Directors: Mathias Krueger, Lars Weimer, Danny Stirtz

Corporate Officers: (day to day operations): Lars Weimer, Danny Stirtz

Full resumes/CVs and corporate documents are available upon request.

2.4 History and Major Milestones

We have accomplished a lot in a short time. Established in 2018, we have leveraged our founder's relationships to establish a strong network of customers, partners, and suppliers. We have won contracts across DOD services (Air Force, Army, SOCOM, Navy) and established relationships with major potential partners/customers (i.e. Lockheed Martin, Cubic, CACI, Ford Motor Company, etc.). These relationships position us for potential new business as well as support our exit strategy.


First Award: NIST UAS Extended Flight Challenge
First Commercial Sale: Ford
LEO PNT SBIR Award
LEO PNT Delivered
ULP-TC Award
2018
2019
2020
2021
2022
esc Aerospace
Incorporation
First SBIR Award - AF
Multiple SBIR Awards And Prototypes
First Army SBIR
Recent Selections!!!
Army – Target on the move
Air Force - ULP-TC Applied
Navy NSTIC OTA
First award before incorporation
Revenue streams established and growing
Consistent progress in product development
Multi-services customs established and growing

3.0 Markets and Business Strategy

esc Aerospace US, Inc. is a product developer and systems integrator. We strive to understand our client's complex needs and integrate/deliver solutions to meet those needs. To maximize our success, we focus on the following strategies:

1) **Technology Focus:** We constantly evaluate technologies and markets for opportunities. Because of the existing market size and continued high growth potential (see Market and Commercialization section) we have strategically focused on **Unmanned Systems (Autonomous Systems), applied AI/ML** and specifically on **Guidance, Navigation, Control (GNC) and Positioning, Navigation, Timing (PNT) solutions.**

2) **Customer/Market Focus:** Although we sell to both commercial and defense markets, we have strategically focused on defense. Although the defense markets traditionally yield lower margins, the **US Department of Defense (DOD)** provides significant opportunity. Traditionally the DOD supports small businesses through set-asides, significant investment through SBIR and other programs, as well as small business objectives for larger prime contractors. Additionally, the National Defense Strategy specifically recognizes the importance of new technologies, e.g. autonomous systems, and encourages "increase agility, speed, and resiliency … and deployment … in order to stand ready to fight and win the next conflict." The goal is to make the military more "lethal, agile, and resilient." (the *National Defense Strategy* is classified, but the 10-page unclassified summary of this strategic guidance document is available on request).



What application would not benefit from reliable and accurate PNT in GPS denial?

3.1 Market Size

As part of the esc Aerospace Business Development process, we conducted a market analysis to analyze the market potential prior to investment of esc Aerospace Internal Research and Development funds. Additionally, as part of our first Department of Defense contract with the US Air Force AFRL (AF182-002 Innovative Position Navigation and Timing), an independent consultant was tasked by AFRL to develop a detailed market analysis. This analysis/report (*report available on request*) validated the market analysis already conducted by esc Aerospace.

In summary, all analysis shows tremendous growth potential and multibillion dollar market (i.e. "The global location-based services market was valued at: USD **20.53 billion** and is expected to reach USD 133.08 billion by 2023…").

We have conducted analysis of the number of platforms in the US DOD only (excluding potential commercial and global defense markets). This analysis shows greater than **800,000** platforms that may benefit from an NavX™ system. This number is consistent with the published data regarding the Joint Tactical Radio System (JTRS) program that eventually

Platforms		
Army Active Duty	500,000	
Infantry	15%	75,000
Other field support	10%	50,000
SOCOM	70,000	
Tactical/support	50%	35,000
Ground Vehicles		500,000
Small UAS		11,000
Aircraft		15,000
Ships		10,000
		696,000
Spares	20%	139,200
Total		**835,200**

will deploy over 750,000 tactical radios. The same platforms (and others) that would utilize a tactical radio **would also benefit from an NavX™ device.** The program is budgeted ~$6.8 billion to produce 180,000 (initial wave) radios, an average cost per radio of $37,700. Grand View Research valued the **global artificial intelligence market size at USD 93.5 billion in 2021** and projected it to expand at a compound annual growth rate (CAGR) of 38.1% from 2022 to 2030.

4.0 Product Strategy

NavX™ is our current brand for our solution to resilient/accurate PNT in GPS challenged and denied environments. We are aggressively pursuing contracts to fund enhancement and accelerate market entry. **Our overall strategy:**


POSITION AND TIME WITHOUT GPS
Multiply layers of technology to ensure reliability and accuracy.
NO SUBSCRIPTION REQUIRED
Zero dependence on signal content and service providers.
COMPACT
Our solutions are low size, weight, power and cost (SWaP-C).

- Focus on **multi-sensor data fusion** that enables us to leverage any/all sources of positioning/timing information.
- No subscription required – zero dependence on signal content and service providers.
- Provide very low **Size, Weight, Power and Cost (SWaP-C)** product to enable market reach.
- Applications of AI/ML for increased accuracy and expanded capability.
- Advanced visual sensor technologies and applications of AI/ML provide additional PNT resiliency and expand product/solution reach to Intelligence, surveillance, and reconnaissance (ISR) markets.

Low SWaP-C enables us to meet growing market demand in markets that are currently very underserved, including sense and avoid for autonomous rovers (ground, air), construction site inspection, surveillance, military (dismounted, small UAS, precision weapons), autonomous ground vehicles as well as larger ground vehicles, aircraft, maritime applications, space applications, mission planning, search and rescue, border protection, pipeline/powerline inspection. Our go to market strategy is to start with those markets that would benefit most from low SWaP-C (i.e. small UAS and dismounted soldier) and grow into other markets (i.e. manned aircraft, maritime, etc.).

What applications/systems would NOT benefit from accurate position and time in GPS denial?

The low size, weight, power, and cost of our solution, combined with our unique technical features, discriminates our solution, and enables us to reach huge and growing markets.

Our go-to market strategy includes:

- Direct sales of product
- Software/technology licensing
- Integration services

Software/Technology product licensing to channel partners will accelerate access to commercial markets and grow returns.

We continue to leverage DOD and other government agency small business initiatives to fund product development and have successfully delivered prototype systems to the Air Force and Army under SBIR contracts. Transition from these prototypes to operational systems requires additional investment but will yield exponential sales growth.

Our competitors (legacy military navigation, companies, and new market entrants for PNT in GPS denial) typically focus on a single technology – like vision systems, inertial systems, terrestrial transmitters, and others – to solve the problem of GPS denial. This tends to limit their utility across various use cases. **esc Aerospace US, Inc. focuses on integration of multiple sensors and technologies for applicability across a much larger set of uses. At the same time our solutions are low SWaP-C (Size, Weight, Power, Cost) and do not require any subscriptions or proprietary receiver hardware.** Additionally, our product is intended to be a "sub-system" to other systems and as such, will open other integration opportunities.

5.0 Our current products

Our robust NavX™ Product Roadmap has been designed to continuously add reliability, accuracy, and robustness for **PNT in TOTAL GPS denial** for our existing customers and to reach additional commercial and government markets.


Planned
Event-Based Celestial Nav
Magnetic Navigation
Multi-IMU Fusion
Network Assisted PNT
Visual Aided PNT
LEO Signals of Opportunity
GPS/RTK (Commercial Product)
Ultra-Low Power Timing Circuit (escULP-TC™)
Focus on fusion of multiple layer of technology to seamlessly provide resilient/accurate PNT in total GPS denial
Positional accuracy objective
<.5 M in total GPS denial
Planned Size/Weight
- 3" X 2" X 1"
- < 6oz
escULP-TC™ – enables >24 hr holdover with no additional battery
Patent Pending: "A SYSTEM AND METHOD FOR DETERMINING A RECEIVER GROUND POSITION" Reference No.: 47623-4000P

We currently offer two primary products:

1. **NavX™** - low SWaP-C (Size, Weight, Power, Cost) device that provides reliability, accuracy, and robustness for PNT in ***TOTAL GPS denial***
2. **escULP-TC™** – chip size Ultra-Low Power (ULP) Timing Circuit that bridges the gap between low-cost commercial oscillators (XO) and very high cost and power Chip Scale Atomic Clocks (CSAC).

5.1 NavX™

NavX™ is based on a commercially available GPS product with layers of capabilities added to provide resiliency and accuracy when GPS signals are unavailable or unreliable. Many competitive products tend to focus on one technology. This limits their ability to address application across a wide variety of applications.

We offer NavX™ as a standalone device, or as an embedded board. Some of the technology layers may also be licensed as software components.


Event Based Visual PNT
Network Assisted PNT
Visual Aided PNT
Signals of Opportunity (LEO, Other)
GNSS/RTK

Layers of capability add resiliency, accuracy and ability to function in an extensive variety of applications


• Target size
- 2 Inch
- < 6 oz
• Multi-SKU
- Feature/function
- Military/commercial
- Embedded/Standalone

The small size makes NavX™ applicable to large and growing markets, such as small Unmanned Aircraft Systems (UAS).

Our escULP-TC™ product is a component of NavX™ and enables our solution to provide continuous/accurate PNT when other solutions would fail over time.


ULP-TC

5.1.1 GPS/RTK


Tightly-Coupled Multi-Sensor Data Fusion Enables Opportunistic use of Multiple Sources of Position/Time
Solution
✓ Low Size (~3"x 4")
✓ Low Weight (~6 oz.)
✓ Low Power (~6 w avg.)
✓ Affordable
✓ Configurable and Resilient Positioning Navigation & Timing (PNT) with Centimeter Accuracy in GPS Challenged / Denied Environments

The foundation of NavX™ is a commercially available product that provides a low SWaP-C solution for accurate position/time in GPS ***challenged*** environments. Low SWaP-C enable us to meet growing market demand in markets that are currently very underserved including small UAS, personal (tactical-level airmen), small ground autonomous vehicles, precision weapons, and many more. Our solution is also applicable to other markets that currently utilize much larger, heavier, greater power consumption and expensive devices such as larger manned aircraft and maritime application (commercial and military). At the core of NavX™ is our tightly coupled sensor fusion algorithm that fuses a wide variety of information to produce an accurate and reliable position. This includes 3 Global Navigation Satellite System (GNSS) receivers, Inertial Measurement Unit, crystal clock, barometer, and temperature sensor. Multiple standard interfaces enable access to other sensors and sources of information.

By utilizing multiple sources of information, we provide a resilient centimeter accurate PNT in GPS/GNSS "challenged" environments (where GPS and other GNSS satellite signals may be unreliable due to weather conditions, RF signal noise, signal reflections off buildings, obstructed by trees/buildings, etc.) for some short time (1-5 minutes).

Real-time kinematic (RTK) corrections are applied to enable positional accuracy to 2 centimeters!!

5.1.2 Low Earth Orbit (LEO) Signals of Opportunity (SoOP)


GPS/GNSS Satellites
NavX™
Base Product
Centimeter Accurate PNT In GPS "Challenged" Environment
GPS/GNSS Satellites
In GPS/GNSS denial, most products will not function
TOTAL GPS/GNSS DENIAL
NavX™
Enhanced
< 100 feet
Accurate PNT In TOTAL GPS Denied Environment!!
LEO Satellites
Centimeter Accuracy when GPS/GNSS Signals are re-established

The airways are full of Radio Frequency (RF) signals that were not necessarily intended for positioning. Our solution has been designed and developed to be flexible/configurable to leverage many of these RF "Signals of Opportunity" (SoOP) as positioning information.

In September 2020 we successfully delivered a proof-of-concept operational prototype to US Air Force Lifecycle Management Center (AFLCMC). This prototype added the use of signals from non-positioning **Low Earth Orbit** (**LEO**) **satellite** as a source of positioning. We were able to calculate position data based on LEO satellite signals only and visualize the position on military systems (Android Team Awareness Kit - ATAK). Our customer declared our proof-of-concept **"very successful." A 100 sec video may be viewed at:**

https://youtu.be/RNqhAtszjsI



Being at a much lower orbit than GPS satellites, LEO satellite signals are much stronger and reliable. There are currently hundreds of LEO satellites broadcasting over a much wider spectrum of frequencies which makes them far **more difficult to spoof or jam**. In the next few years, it is anticipated that mega-constellations such as Space-X's Starlink will be launched, making **thousands**

of new satellites available for positioning information.

By adding the use of other signal sources, like LEO satellite signals, we can literally assure signal availability and PNT in GPS denied environments. Unlike other competitive products, our solution does NOT rely on signal content and is NOT reliant on costly receivers/services (i.e. GlobalStar, Iridium).

Patent Pending: "A SYSTEM AND METHOD FOR DETERMINING A RECEIVER GROUND POSITION" – (PCT/US2021/037443).

5.1.3 Visual Aided PNT

esc Aerospace successfully completed an SBIR Phase 1 contract for adding Visual and Visual Inertial Data to our NavX™. This provides enhancements to our current NavX™, to enable Enhanced Visual Odometry for accurate PNT in GPS denial as well as utilization of **AI/ML applied to visual imagery** enhanced situational awareness (Real-Time 3D terrain mapping, AI for object ID, etc.).


esc Visual Aided PNT and
Enhanced Situational Awareness
esc
Aerospace
Low SWaP-C Visual Aided PNT in total GPS denial
• Standard Architecture for "Plug and Play" PNT
• Platform independent (Ground Vehicle, sUAS, etc.)
3D map generation from live image feed
Image enhancement
Change Identification
3D Object visualization
"Target" Selection/Localization
Object ID, localization and tracking
• People
• Vehicles
• Landmines
• Etc.
Proof of Concept Prototype
• Visual Aided PNT in GPS denial
– sUAS platforms
– Positioning error without GPS:
• Enhanced Situational Awareness
– Real-Time 3D terrain map (sUAS)
– Object identification/ranging/tracking

5.1.4 Network Assisted PNT

Unlike prior research that focused on a "base-station," our approach that was developed in an US Army SBIR Phase 1 project, is based on the concept that each node in the network of nodes (for example a group of warfighters) has the ability to act a "base-station." That is, at least one node in the network will have a "trusted" PNT (accurate and reliable) time/position. All other nodes in the network will be "synchronized" to that Trusted Node with the help of our in-house Remote Synchronization Protocol (RSP), thereby enabling all nodes in the network to maintain accurate position/time in TOTAL GPS denial.

5.1.5 Event Based Sensor Assisted PNT (example future enhancement)

Traditional camera sensors are limited in dynamic movement environments resulting in motion blur and high latency. There is an evolving new sensor technology available, Event-Based Cameras. These cameras capture changes in pixel brightness only (compared whole frame). They output - timestamp, spatial coordinate, and brightness changes only which results in a significant reduction in data gathered, high temporal resolution,

sub-millisecond latency and a higher dynamic range. Use of Event-Based Cameras as an alternate source of visual data, our Visual Enhanced PNT opens our solution up to applications where traditional image technologies struggle (i.e. low light/nigh time, tracking of fast-moving objects, etc.).

5.2 escULP-TC™

It is sometimes forgotten that the "T" in PNT stands for "TIME" and many systems rely on GPS for accurate time. Current PNT solutions leverage internal clocks/oscillators to maintain time when GPS signals are unavailable. However, the lower SWaP-C clocks/oscillators tend to "drift" over short periods of time (minutes). This is acceptable when GPS is "challenged"/spotty due to obstructions (urban canyons, tree cover, etc.) but is totally unacceptable when GPS is denied for hours or days. One solution to this



ULP-TC Performance in Perspective

Technology	escULP-TC™ Low power compensated XO	EPSON XO	EPSON TCXO	Q-tech OCXO	Microsemi CSAC	Orolia Rubidium CSAC
Part/Model	In Development	TG-3541CE	TG2016SMN	QT410	SA.45s	mRO-50
Power Consumption	<1 uW, <.001 mW	9 uW, .009 mW	4500 uW, 4.5 mW	2700000 uW, 2700 mW	120000 uW, 120 mW	450000 uW, 450 mW
Supply Voltage	0.9 to 1.2 V	3 to 5 V	1.8 to 3.3 V	3.3 to 15 V	3.3 V	3.3 V or 5 V
Stability - Short term /1000s	<1 ppb	Not provided	Not provided	Not provided	0.01 ppb	Not provided
Stability - Long term /day	<0.1 ppb	27 ppb	1.3 ppb	1 ppb	<0.03 ppb	0.005 ppb
Hold-over time drift	~10 us/hour	Not Applicable	Not Applicable	Not Applicable	Not Applicable	1 us/hour
Temperature Range	-20 to 85 C	-40 to 105 C	-40 to 85 C	-20 to 70 C	-10 to 70 C	-10 to 65 C
Stability over temp. range	<0.1 ppm	16 ppm	1 ppm	0.2 ppm	1 ppb	1 ppb
Warm-up/Start-up Time	<1 s	3 s	2 ms	10 min.	180 s	30 s
Size	3.2 x 2.5 x 1.0 mm	3.2 x 2.5 x 1.0 mm	2.0 x 1.6 x 0.73 mm	45.8 x 64.8 x 39.4 mm	40 x 35.3 x 11.43 mm	50.8 x 50.8 x 19.5mm
Weight	.024 g	.024 g	Not provided	175 g	35 g	Not provided

*Relative to nominal frequency.

escULP-TC™ bridges the gap between XO and CSAC

- Increased power consumption has a **DIRECT** impact on **battery** powered applications
- CSAC in support of mobile platforms (sUAS, dismounted, precision weapons, etc.) drives significant additional battery weight
- Current low power **XO not sufficient** for many mobile applications (i.e. PNT)
- Time errors have direct correlation to positional error in PNT application
- With current oscillators (10 ppm), unacceptable positional error in <10 min
- **Analysis shows 0.1 ppm could extend positional accuracy in total GPS denial to > 24 hr**



problem is use of Chip Scale Atomic Clocks (CSAC). The problem is current technology CSACs are high power consumers. For mobile applications (i.e. small UAS, precision weapons, handheld radios, etc.), this drives the need for additional power/batteries.

esc Aerospace has partnered with researchers at Northeastern University to create an affordable Ultra-Low Power (ULP) Timing Circuit (escULP-TC™) that bridges the gap between low SWaP-C commercial oscillators (XO) and very high SWaP-C CSACs. Our new escULP-TC™ will enable **significant positional accuracy**


Ultra-Low Power Timing Circuit (escULP-TC™)
PNT/GNC
ULP-TC
Comms
End User
IoT
Monitoring/Control
• Timing circuits ubiquitous
- time maintenance "in-between" GPS signals (a few sec.)
• Many systems will fail when GPS absent for > a few seconds/minutes
• Current higher performance timing devices
- expensive
- consume large amounts of power
• ULP-TC target spec
- .1 ppm performance
- .1-1 μW power
• Used in escPNT™ and sold as separate product
- Positional accuracy maintained over >24 hr in total GPS denial
escULP-TC™ bridges the gap between low cost/power timing circuits (crystal oscillators - XO) and high-performance timing circuits (i.e. Chip Scale Atomic Clocks - CSAC)

improvements of our NavX™ and enable utilization in total GPS denial without positional/time "drift." **The market potential for escULP-TC™ by itself is significant, especially in the emerging field of the Internet-of-Things (IoT)**. The first batch of chips exceeded our expectation already, while currently a second batch, improved batch of chips is in manufacturing. We are currently under Air Force contract to study the integration of our ULP-TC™ into Air Force systems.

6.0 Example Relationships - Customers, Stakeholders, Users

The following are **some examples** of "Champions" for our company/technology:

- **Ray Heath, Lead Special Warfare Requirements, US Air Force AFSOC,** HQ A5-8-9/A5K - supported our SBIR Phase 2 LEO PNT project by signing a Memorandum of Understanding (a prerequisite for contract award).
- **Paul Olson, Chief Engineer – US Army Combat Capabilities Development Command (CCDC),** Army Futures Command, Positioning, Navigation and Timing Division, Command, Power & Integration Directorate – Direct customer for Network Assisted PNT. Paul continues to be an esc Aerospace "champion" and has provided numerous Letters of Support (LoS) for our SBIR proposals. He also signed our Air Force MoU for our Visual Aided PNT Phase II SBIR.
- **Sanford (Luke) Steelman III, US Navy Naval Surface Warfare Center VA (USA) -** is currently working with us to obtain funding for our SOOP capability. Luke and his team have been working on a SOOP PNT solution for years. ***He has reviewed our solution and believes we have a unique approach that will enable field configuration of our PNT device to utilize a wide spectrum of RF SOOP without hardware/software field upgrades. This will provide significant cost savings and reduced technical risk.*** We are currently working with him to define 2022 scope/budget for a sole-source award project.
- **Paul Fleitz, Air Launched Off-Board Operations (ALOBO) Team Lead US Air Force, AFRL/RQQC** – actively supports our Visual Aided PNT activities and provided a signed MOU in support of our Visual Aided PNT and Ultra-Low Power Timing Circuit (ULP-TC) Phase II proposals. Paul is US Air Force Customer and End User in our on-going ULP-TC Phase 2 contract.
- **Mark Smearcheck, Senior Electronics Engineer, Navigation and Communication Branch, Air Force Research Laboratory,** Sensors Directorate – Mark is the Air Force representative to PM-PNT

(cross services organization intended to share information/technologies relative to PNT). He has been a significant champion and has provided multiple LoS and introductions throughout the DOD.

- **Dr. Stephen J. Lee, Ph.D., Chief Scientist (SES-ST) – US Army, U.S. Army Research Laboratory (ARL),** U.S. Army Research Office, Office of the Director - The laboratory will support NavX™ PoC testing support. Actively supporting identification of potential funding opportunities.
- **Michael Sedillo, BATMAN PM – USAF Sensory System's branch, 711th Human Performance Wing -** Provide test/exercise support in several use cases. We will work closely with the BATMAN to identify other applications/use cases. The team is also actively supporting potential funding for an SBIR Phase II Enhancement Project.
- **Maj. John Beilstein, Chief of Test - USAF AFMC 661 AESS/WIJ-661 AESS -** Provide subject matter expertise and extensive operational and testing lessons learned will be provided.
- **Bon Strout, SERE – Air Force, AFSOC -** Technical Point of Contact (TPOC) for our project "Smart Streamer".
- **Richard J. Benney, Director - Army Combat Capabilities Development Command - Soldier Center (CCDC-SC),** Aerial Delivery Directorate - CCDC-SC will provide an airdrop vehicle upon which our enhanced system may be tested to characterize its response to the cargo airdrop environment. CCDC-SC will utilize existing GPS sensors during system flight and compare with data measured by the enhanced NavX™ product, to ascertain its accuracy and utility for air drop application.
- **Benjamin Johnis, PM, Personnel Recovery - U.S. Special Operations Command Central (SOCCENT) -** Mr. Johnis has been actively supporting esc Aerospace since 2018 when he interviewed as part of our Customer Discovery process for our AFRL "Special Topic" SBIR AF182-002 Innovative Position Navigation and Timing. For our Phase 2 project he provided advice and actively supported identification of potential funding for a Phase 2 Enhancement project.

A sample of our industry partnerships include:

- **Lockheed Martin RMS – LM Rotary and Mission Systems (RMS)** – Provided numerous LoS, included esc Aerospace as teammate on US DOT PNT opportunity. esc Aerospace included LM RMS as teammate on C5 OTA Soldier Integrated PNT proposal. LM RMS is also actively supporting sponsorship of esc Aerospace Secret Facility Clearance.
- **Cubic -** Cubic has agreed to allow esc Aerospace to utilize their facility in Orlando as needed to support our PNT efforts (SECRET facility clearance). We continue to investigate the potential of integration of NavX™ with Cubic products and to build our strategic relationship.
- **Aironge** – Design and manufacturing of automatically navigated and flown manned and unmanned airplanes designed for dirty, dull and dangerous aerial missions - Integration of NavX™ with Aironge avionics/autopilot with test/evaluation in actual flight. Aironge will also analyze NavX™ for flight certification efforts to be proposed in subsequent projects.

7.0   Intellectual Property

We consider the design/implementation of our NavX™ product line to be a **Trade Secret.** All esc Aerospace staff, partners and subcontractor/suppliers have and will sign Non-Disclosure Agreements (NDA). All intellectual property is rigorously controlled and labeled.

A **patent** related to our unique method of using LEO satellite signals for PNT has been filed: "A SYSTEM AND METHOD FOR DETERMINING A RECEIVER GROUND POSITION" – (PCT/US2021/037443).

We have **trademarked the brand, NavX™** (not registered). Before significant production begins, we plan to conduct a more rigorous branding strategy and potentially select a different brand.

8.0   Competition

esc Aerospace's competitive landscape includes:

Small GPS receiver companies:

Product: low cost, low accuracy, product that does NOT function well in GPS challenged environments and does NOT work at all in GPS denied environments

Example: Garmin, TomTom, Here, etc.

Competitive risk (LOW): Will not meet need for accurate PNT in GPS challenged/denied environment. Small overlap in addressable market

Legacy military navigation companies:

Product: Heavy, large, high power and expensive devices typically for large vehicles (aircraft, ground vehicles, maritime)

Example: Northrop, Lockheed Martin, Rockwell

Competitive risk (Moderate): Will tend to continue to focus on adding resiliency for GPS denial to existing product. May reduce SWaP but will probably continue to address the larger vehicle markets. They are a potential "partner" if we can find a way to integrate/license our technology to them, re-brand or resell our product.

Newer technology GPS/Navigation companies:

Product: Low SWaP products. Market segment overlap. Ability to meet accuracy needs in GPS "challenged" environments. Similar approach utilizing multi-sensor fusion.

Example: Novatel, Trimble, etc.

Competitive risk (High): Currently NOT addressing need to PNT in total denial or offering vendor specific solutions. Products are 2X larger/heavier, and 50% higher price.

New market entrants for PNT in GPS denial utilizing LEO

Product: Mid SWaP. Moderate price PNT solution. Each product utilizes a single LEO satellite constellation

Example: GlobalStar/Echoridge (uses GlobalStar), "AltPNT" (classified), Satelles/Iridium

Competitive risk (High): Seem to be addressing larger vehicle and/or dismounted/hand-held markets. Advertised accuracy 10-30 meters. Lower SWaP, lower price, better performance and constellation/vendor agnostic yields NavX™ a competitive advantage.

9.0   Sales and Financial Strategy

Our growth strategy is to grow "organically" and be open to "opportunistic" investment to accelerate growth. **Investment revenue could accelerate growth.**



Implementation of this strategy is through DOD contracts, primarily SBIR projects. Other sources of revenue are product sales and commercial contract work (i.e. Ford Motor Company Proof of Concept, etc.) and IR&D.

Our strategy for product sales is anticipated to come from:

1) Leverage of SBIR projects for non-dilutive funding of product development
2) Product sales
3) Software licensing
4) Annual product support/maintenance fees
5) Integration services

Our sales strategy is both direct and indirect. We are pursuing direct sales to government and commercial customers. However, since our product is an "embedded system" we are also pursuing sales to "platform" manufacturers (i.e. small UAS, autonomous vehicle manufacturers, etc.), service providers (i.e. mapping/survey, disaster recovery, insurance/claims, inspections/maintenance, etc.), channel partners (i.e. systems integrators (like Lockheed Martin), etc.).

Our customer pipeline has over 400 current potential customers in all these areas and growing. We anticipate year over year growth as markets mature, and early adopter customers roll out NavX™ through various applications/platforms.

The company was formed with a very small loan from the current shareholders and has grown organically since. Operations/development inception-to-date have been funded through contract/product sales. Our revenue objectives are shown below.

Cash Flow and Profit	2020	2021	2022	2023	2024	2025	2026	2027
Revenue	$767,502	$592,711	$689,590	$3,723,571	$7,131,524	$16,132,800	$62,743,020	$149,329,056
Cost	$703,538	$625,156	$719,928	$5,868,520	$12,013,007	$15,045,000	$27,023,111	$45,286,813
EBIT / "Net Income"	$63,964	$(32,445)	$(30,338)	$(2,144,949)	$(4,881,483)	$1,087,800	$35,719,909	$104,042,243
Shareholder loans (annual)	$81,927	$(107,709)	$(75,000)	$(71,782)				
Investment	$ -	$ -		$2,000,000	$5,000,000		Series A	
Total cash	$(17,963)	$75,264	$44,662	$(73,167)	$118,517	$1,087,800	$35,719,909	$104,042,243
Reserve	$0	$75,264	$119,925	$46,759	$165,276	$1,253,076	$36,972,985	$141,015,228
Liabilities	$63,280	$146,782	$71,782	$ -	$ -	$ -	$ -	$ -

The revenue projections are based: on a market analysis and conservative assumptions for our share of the market; potential product sales, maintenance fees and integration services; analysis of DOD projects and probability of win.

$7M ask may be funded incrementally. The projections above are based on anticipated funding over 2 years. "Series A" in 2026 is a projection of the next potential funding event.

Detailed financial analysis is available on request (reviewed financials through 2021).

10.0   Potential Capital Raise and Use of Funds

Securities: Convertible Promissory Notes

Amount: up to $7,000,000

Purchase Price: Face Value

Interest Rate: Annual interest rate of 7%, payable at maturity

Minimum Investment: $10,000.00

Maturity Date: Four (4) years

Discount Rate (Upon Conversion):

- Less than $100,000:   10%
- $100,000 up to $1,000,000:   20%
- $1,000,000 or more: 25%

Our current capital raise is governed under SEC filing and is available on request.

Visit the esc Aerospace Investment Portal for more detail and to potentially invest.

Future funding rounds are anticipated.

See NOTE regarding forward looking statement.

In general, a capital raise would be used to accelerate our grow. Funds would be used in these areas:

- Staffing: our revenue flow from the DOD is sensitive to DOD notoriously slow procurement cycles and payments making cash flow management problematic and limiting our ability to hire key full-time staff. We manage our cash flow diligently. One mechanism we utilize is use of part-time contract labor. With additional capital, we could add additional full-time employees, accelerate our IR&D efforts, and pursuit and win more business. Potential staff includes: Lead engineers, Business Development, Hardware and Software engineers.
- Accelerated product Development: Acceleration of product development will enable us to win more business in DOD markets as well as enable us to accelerate sales to commercial markets.
- Marketing/Product Management: Sales into the commercial market will require the development and execution of a robust Product Plan that will include marketing/branding, go-to-market strategy development, channel development/management, product support, etc.

Ability to multiply investment - Supplemental Funding Pilot Program (TACFI and STRATFI)

The DOD has provided us with a unique opportunity to leverage external investment through the Supplemental Funding Pilot Program (TACFI and STRATFI). The purpose of this pilot program is to catalyze the relationships between Air Force and Space Force end-users and acquisition professionals, private-sector innovators, and the investment community and to bridge the capability gap between current SBIR/STTR Phase II efforts and Phase III scaling efforts, facilitating delivery of strategic capabilities for the Department of the Air Force.

The pilot program provides "matching" SBIR funds to other "investments" (from investment community and/or any other government entity). The maximum funding levels are:

TACFI: $375,000 to $1,700,000 (Air Force Matching)

- 1:1 Matching
- For every $1 of investment, AF matches $1 up to $1.7M
- Minimum investment $375K

STRATFI: $3,000,000 to $15,000,000 (Air Force Matching)

- 1:2 Matching
- For every $1 of investment, AF matches $.5 up to $15M
- Minimum investment $6M

Examples:

TACFI "Minimum" Example

- Investment: $375K
- Match: $375K
- Total: $750K

STRATFI "Minimum" Example:

- Investment: $6M
- Match: $3M
- Total: $9M

This is a competitive program with solicitation once per calendar year, typically starting in January. External funds need to be committed prior to award.

Ability to multiply investment – Air Force Ventures Commercial Solutions Opening (CSO)

The Air Force (through AF Ventures) has implemented a special version of the Small Business Innovation Research (SBIR) program. We have been successful in winning a number of these projects specifically aimed at building the Defense Industrial Base (DIB) and promoting the growth of small business.

As part of the evaluation of an award the AF evaluates the offeror's "Commercialization Strategy." To ensure success of the small business, the DOD seeks to invest in companies/technologies that exhibit compelling demand signals. This may be evidenced through a strong Commercialization Strategy description, but the highest evaluation comes from other organizations that are willing to "invest" alongside the SBIR funding. This investment may come from other DOD program funding or external investment. A typical award is $750K.

11.0 Exit Strategy

- **Time frame for exit:** The current owners of esc Aerospace US, Inc. plan to exit in approximately 5 years (2028).
- **Form of exit:** It is anticipated that the exit may be in the form of majority or complete ownership sale, and/or sale of specific technology like NavX™ and/or ULP-TC. The current Corporate Officers are open to potential on-going employment in support of the new ownership.
- **Potential Buyers:** We anticipate potential buyers to be:
  - Other larger product companies in the Guidance Navigation and Control (GNC) space (e.g. NOVATEL, Trimble, etc.)
  - Large government contractors (e.g. Northrop Grumman, Lockheed Martin, etc.)
  - Portfolio investment companies (potentially as "add-on" to existing company)

We have already been building relationships with many potential buyers as teaming partners, and suppliers.

12.0 Notes

From today's consumer perspective, unreliable GPS is an inconvenience. From a critical infrastructure, military application, and evolving autonomous systems, an alternative to GPS is CRITICAL

- Executive Order 13905, Strengthening National Resilience through Responsible Use of Position, Navigation, and Timing Services, 12 February 2020.
- Presidential Policy Directive 21 (PPD-21), titled Critical Infrastructure Security and Resilience, identifies 16 critical infrastructure sectors that are so vital to the United States that their incapacity or destruction would have a debilitating effect on national security, the economy, public health or safety, or any combination thereof.
- https://www.whitehouse.gov/presidential-actions/memorandum-space-policy-directive-7
- https://www.congress.gov/bill/115th-congress/house-bill/2810
- Included in the Frank LoBiondo Coast Guard Authorization Act of 2018, https://www.congress.gov/bill/115th- congress/senate-bill/140
- https://www.federalregister.gov/documents/2020/02/18/2020-03337/strengthening-national-resiliencethrough-responsible-use-of-positioning-navigation-and-timing
- 2017 National Defense Authorization Act (NDAA), Section 1618: requires "Backup and Complementary Positioning, Navigation and Timing Capabilities of the Global Positioning System (GPS).
- 2018 National Timing Resilience and Security Act: requires DOT to establish a terrestrial timing system to backup GPS
- 2019, Congress appropriated money for a GPS Backup Technology Demonstration
- 2020 NDAA Requires Air Force to develop a prototype multi-GNSS receiver as part of its resiliency efforts
- 2021 NDAA, Section 1601: SASC has ordered the Pentagon to provide Combatant Commander's alternate PNT within 2 yr

In the news

- Truck driver has GPS jammer, accidentally jams Newark airport

    - **https://www.cnet.com/culture/truck-driver-has-gps-jammer-accidentally-jams-newark-airport/**

- GPS interference caused the FAA to reroute Texas air traffic. Experts stumped

    - **https://arstechnica.com/information-technology/2022/10/cause-is-unknown-for-mysterious-gps-outage-that-rerouted-texas-air-traffic/**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on June 13, 2018, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell the same, or the prices at which holders may be able to sell such Notes.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND

THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Notes of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Notes of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
The company will use the funds to expand its business by investing in marketing, hiring, and product development, as described more fully in the USE OF FUNDS section.

10. How does the issuer intend to use the proceeds of this offering?

USE OF FUNDS

The company will use the funds to expand their business by investing in marketing, hiring, and product development.

The funds will be used as follows:

	If Minimum Funding Goal is Met	*If Maximum Funding Goal is Met*
FUNDING GOALS	**$10,000**	**$618,000**
Marketing/Sales	-	$123,600
Hiring/Product Development	$9,500	$453,200
Equipment	-	$10,300
Silicon Prairie Online Listing Fee (5%)	$500	$30,900

The amounts listed are estimates and may change due to strategic and/or economic factors.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

esc Aerospace US, Inc. Offering Synopsis

Securities: Convertible Promissory Notes
Amount: up to $618,000
Purchase Price: Face Value
Interest Rate: Annual interest rate of 7%, payable at maturity
Minimum Investment: $10,000
Maturity Date: Four (4) years
Discount Rate (Upon Conversion):

Less than $100,000:   10%
$100,000 up to $618,000:   20%

Automatic Conversion Upon Qualified Financing, Change of Control or IPO

Finance event of equity financing with an aggregate of $1,500,000 or greater ("Qualified Financing"). Notes will convert with principal and interest to a price per share equal to the price per share paid by other investors in the Qualified Financing, multiplied by the applicable discount rate described herein. *See* Paragraph 4 of the Note.

Upon a change of control or an IPO, the Notes will be convertible into common stock at a conversion price equal to the sale price (in the CASE of a change of control) or the price per share (in the case of an IPO), multiplied by the applicable discount rate described herein. *See* Paragraph 4 of the Note. Upon a change of control, the Note holder will have the option to have the Note instead be repaid with interest.

Voluntary Conversion

If the Company consummates an equity financing round that does not qualify as Qualified Financing on or before the Maturity Date, the Company may elect (at the Company's sole discretion) to:

(i)   not convert, or
(ii)   repay the Notes in full (principal and interest), or
(iii)   convert the Notes with principal and interest, to Company's non-voting common stock at a price per share equal to the price per share paid by other investors multiplied by the applicable discount rate described herein. *See* Paragraph 4 of the Note.

Maturity

At the Maturity Date, the Company may elect (at the Company's sole discretion) to repay the Notes in full (principal and interest) or convert the Notes with principal and interest to Company's non-voting common stock at a price per share per share multiplied by the applicable discount rate described herein. *See* Paragraph 4 of the Note.

The conversion price shall be based upon the greater of:

(i) $15,000,000 pre-money valuation; or

(ii)   the valuation of the Company as of the Maturity Date, which valuation shall be conducted by a qualified independent business valuation expert, with such per share price multiplied by the applicable discount specified herein.

<u>Subordination</u>

The Notes will be subordinated to all the Company's indebtedness for borrowed money, whether or not such indebtedness for borrowed money is secured.

<u>Other</u>

Upon the Company receiving subscriptions for $10,000.00, funds shall be released to the Company; provided, however, that Company may, at its option, continue this offering until the maximum amount is raised.

This Summary of Terms is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions that would be contained in definitive documentation for the Note.

14. Do the securities offered have voting rights? □ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes □ No
Explain: <u>See Risk Factors</u>

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

esc Aerospace US, Inc. Capitalization as of 12.31.2022

Shareholders	% Voting Common	# Voting Shares	% Non-Voting Common	# Non-Voting Shares	Total Shares	% Total
Mathias Krueger (esc Holding GmbH)	40%	3,200,000	0%	-	3,200,000	32.00%
Lars Weimer	30%	2,400,000	0%	-	2,400,000	24.00%
Danny Stirtz	30%	2,400,000	0%	-	2,400,000	24.00%
Reserve	0%	-	99%	1,978,000	1,978,000	19.78%
Employees/Investors	0%	-	1%	22,000	22,000	0.22%
Total	**100%**	**8,000,000**	**100%**	**2,000,000**	**10,000,000**	**100%**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Shareholder Agreement attached hereto

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The offering price was arbitrarily determined.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Shareholder Agreement attached hereto

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Shareholder Agreement attached hereto

24. Describe the material terms of any indebtedness of the issuer:
$150,000.00

25. What other exempt offerings has the issuer conducted within the past three years? :

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not Applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. Sources of Capital: (1) Total cash on hand: $50,000; (2) Total revenue to date: $1,800,000; (3)

Total existing debt amount: $150,000; Total founder(s) contribution: $150,000; (4) Total outside investors contribution: $0; Operating History: (1) Incorporated on June 13th, 2018 by a team of highly experienced serial entrepreneurs and technology leaders; (2) Cash flow positive from day 1; we received a NIST grant before we had a company bank account; (3) First Department of Defense contract award a few weeks after incorporation; (4) Commercial sales to companies like Ford Motor Company; (5) Multiple development contracts with the US Air Force; (6) Annual revenue approaching $1M in 2020; (7) Most recent award: US Air Force contract for design, develop and demonstrate first article of our Ultra-low Power Timing Circuit (escULP-TC TM) that bridges the gap between Chip-Scale Atomic Clocks (CSAC) and commercial Chrystal Oscillators (XO)

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ESC AEROSPACE US, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
esc Aerospace US, Inc.
Orlando, FL

We have reviewed the accompanying financial statements of esc Areospace US, Inc (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ESC AEROSPACE US, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 75,274	$ -
Accrued Revenue	112,451	-
Related Party Receivable	80,923	30,725
Accounts Receivable	-	137,503
TOTAL CURRENT ASSETS	268,648	168,228
NON-CURRENT ASSETS		
Fixed Assets	1,591	-
TOTAL NON-CURRENT ASSETS	1,591	-
TOTAL ASSETS	$ 270,239	$ 168,228
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Deferred Compensation	65,600	-
Other Current Liabilities	12,105	19,569
TOTAL CURRENT LIABILITIES	77,705	19,569
NON-CURRENT LIABILITIES		
Related Party Notes Payable	150,000	74,436
Accrued Interest	589	-
TOTAL LIABILITIES	228,294	94,005
SHAREHOLDERS' EQUITY		
Common Stock (8,000,000 shares authorized;	80,000	80,000
8,000,000 issued and outstanding; $0.01 par value)		
Preferred Stock (2,000,000 shares authorized;	220	220
22,000 issued and outstanding; $0.01 par value)		
Additional Paid In Capital	746	-
Retained Deficit	(39,021)	(5,995)
TOTAL SHAREHOLDERS' EQUITY	41,945	74,225
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 270,239	$ 168,228

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.


ESC AEROSPACE US, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


	2021	2020
Operating Income		
Revenue	$ 592,711	$ 767,502
Cost of Goods Sold	267,447	542,184
Gross Profit	325,264	225,318
Operating Expense		
Compensation and Benefits	233,673	92,983
General & Administrative	49,060	38,996
Legal & Professional	29,139	19,860
Selling & Marketing	23,368	4,661
Research and Development	15,285	-
Rent	3,693	4,854
Equipment	2,518	-
	356,736	161,354
Net Income (Loss) from Operations	(31,473)	63,964
Other Expense		
Interest Expense	(1,552)	-
Net Income (Loss)	$ (33,025)	$ 63,964
Net Loss Per Share		
Weighted average common shares outstanding - Basic	8,000,000	8,000,000
Net Loss per share	$ (0.00)	$ 0.01

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

ESC AEROSPACE US, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (33,025)	$ 63,964
Change in Accounts Receivable	137,503	(67,831)
Change in Deferred Compensation	65,600	-
Change in Other Current Liabilities	(7,464)	(13,431)
Change in Related Party Receivable	(50,198)	(66,262)
Change in Accrued Revenue	(112,451)	-
Net Cash Flows From Operating Activities	(35)	(83,560)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(1,591)	-
Net Cash Flows From Investing Activities	(1,591)	-
Cash Flows From Financing Activities		
Issuance of Related Party Notes Payable	75,564	74,436
Capitalization of Accrued Interest	589	-
Increase/(Decrease) in Additional Paid In Capital	746	(16,500)
Net Cash Flows From Financing Activities	76,899	57,936
Cash at Beginning of Period	-	25,624
Net Increase (Decrease) In Cash	75,274	(25,624)
Cash at End of Period	$ 75,274	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

ESC AEROSPACE US, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2019	8,000,000	80,000	22,000	220	$ -	$ (69,960)	$ 10,260
Net Income						63,964	63,964
Balance at December 31, 2020	8,000,000	80,000	22,000	220	$ -	$ (5,995)	$ 74,225
Issuance of Stock					746		746
Net Loss						(33,025)	(33,025)
Balance at December 31, 2021	8,000,000	80,000	22,000	220	$ 746	$ (39,021)	$ 41,945

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ESC Aerospace US, Inc. ("the Company") is a corporation organized under the state of Florida. The Company develops software related to positioning, navigation, and system integrations for the United States Department of Defense.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 in the amount of $33,025.

The following describes management's plans that are intended to mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations and further the company's goals through a Reg CF and Red D offering concurrently. Also, should the company experience a situation that requires additional funding to sustain operations, management has resources to raise private loans from the owners to meet those financial needs. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

 Significant Risks and Uncertainties

The Company is subject to customary risks but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The company recognized revenue in 2020. Revenue streams have been derived from government contracts.

These government contracts have an expiration/delivery date between 2020 or 2022. In 2021, the Company had accrued revenue recognized due to unbilled revenue of $112,451.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Receivable

Since 2020, the Company grants credit to a related party which is owned by similar investors. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2022- 2,843.46

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Florida.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2021, the company issued a series of related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes accrue interest at the rate of 5% per annum and are payable as of December 2, 2022. In 2021 and 2020, the Company capitalized approximately $589 in accrued interest related to the Notes.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 8,000,000 shares of $0.01 par value Common Stock and 2,000,000 shares of $0.01 par value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   8,000,000
Preferred Stock   22,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. These stem from (1) major customers consisting of U.S. Air Force and U.S. Army (2) mainly working for the U.S government on Defense & Aerospace Contracts.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 11, 2022, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

      (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

      (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MATERIAL DOCUMENTS

1.   ARTICLES OF CONVERSION/ARTICLES OF INCORPORATION

2.   AMENDED AND RESTATED SHAREHOLDER AGREEMENT

3.   FORM OF CONVERTIBLE PROMISSORY NOTE

CERTIFICATE OF CONVERSION
FOR
ESC AEROSPACE US, LLC
INTO
ESC AEROSPACE US, INC.

The Certificate of Conversion and **attached Articles of Incorporation** are submitted to convert the following Florida limited liability company into a Florida profit corporation in accordance with Sections 607.1115 and 605.1045, Florida Statutes:

1. The name of the Florida limited liability company immediately prior to the filing of this Certificate of Conversion is: ESC AEROSPACE US, LLC.

2. The company is a Limited Liability Company was first organized under the laws of Florida effective June 13, 2018 and assigned Document Number L18000148128.

3. The name of the Florida corporation as set forth in the **attached Articles of Incorporation** is: ESC AEROSPACE US, INC.

4. If not effective on the date of filing, enter the effective date: Effective upon filing, but for accounting purposes only, effective January 1, 2019.
(The effective date: 1) cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State; AND 2) must be the same as the effective date listed in the attached Articles of Incorporation, if an effective date is listed therein.)

6. The plan of conversion has been approved in accordance with all applicable statutes.

Signed this 19th day of February, 2019.

ESC AEROSPACE US, LLC
A Florida limited liability company

By: [signature]
Lars Weimer, Manager

ESC AEROSPACE US, INC.
A Florida corporation

By: [signature]
Lars Weimer, President

ShuffieldLowman
10486-0001/ 2296313

ARTICLES OF INCORPORATION
OF
ESC AEROSPACE US, INC.

THE UNDERSIGNED, acting as sole incorporator of **ESC AEROSPACE US, INC.** under Chapter 607 of the Florida Statutes, hereby adopts the following Articles of Incorporation for such corporation:

ARTICLE I.
NAME

The name of the corporation is **ESC AEROSPACE US, INC.**

ARTICLE II.
SHARES

1. <u>Authorized Stock</u>. The authorized capital stock of the Corporation shall consist of 1,000 shares of common stock, par value $0.01 per share. Each share of the Corporation's common stock shall have the same rights and preferences as each other share of the Corporation's common stock.

The consideration for all of the above stock shall be payable in cash, cancellation of debt, property (real or personal), labor or services in lieu of cash; at a just valuation to be fixed by the Board of Directors of the Corporation.

2. <u>No Preemptive Rights</u>. No shareholder of the Corporation shall have the right, upon the sale for cash or otherwise, of any new stock of the Corporation, of the same or any other kind, class or series as that which he already holds, to purchase his pro rata or any other share of such stock at the same price at which it is offered to others or any other price.

ARTICLE III.
COMMENCEMENT OF CORPORATE EXISTENCE

In accordance with Section 607.1115(4), the Corporation's existence shall commence effective June 13, 2018.

ARTICLE IV.
PRINCIPAL OFFICE

The address of the Principal Office of the corporation is as follows:

3259 Progress Drive #166
Orlando, FL 32826

The location of the Principal Office shall be subject to change as may be provided in bylaws duly adopted by the Corporation.

MAILING ADDRESS

The mailing address of the corporation is as follows:

3259 Progress Drive #166
Orlando, FL 32826

ARTICLE V.
REGISTERED OFFICE AND AGENT

The address of the initial Registered Office of the corporation and the initial Registered Agent at such address are as follows:

William R. Lowman, Jr., Esq.
Shuffield, Lowman & Wilson, P.A.
1000 Legion Place, Suite 1700
Orlando, Florida 32801

ARTICLE VI.
BOARD OF DIRECTORS AND OFFICERS

The number of Directors constituting the initial Board of Directors of the corporation is Three (3). The number of Directors may be increased or decreased from time to time as provided in the bylaws of the Corporation, but in no event shall the number of Directors be less than one (1). The names and addresses of the persons who are to serve as initial Directors and officers until the first annual meeting of the shareholders of the corporation or until successor are elected and shall qualify are as follows:

Director, President, Treasurer	Lars Weimer 2246 Osprey Avenue Orlando, FL 32814
Director, VP, Secretary	Danny Stirtz 244 Winghurst Boulevard Orlando, FL 32828
Director	Mathias Krueger 244 Winghurst Blvd Orlando, FL 32838

ARTICLE VII.
INCORPORATOR

The name and address of the sole incorporator of the corporation is as follows:

William R. Lowman, Jr., Esq.
Shuffield, Lowman & Wilson, P.A.
1000 Legion Place, Suite 1700
Orlando, Florida 32801

IN WITNESS WHEREOF, these Articles have been signed by the undersigned incorporator this 20th day of February, 2019.



William R. Lowman, Jr., Esq.,
Incorporator

ACCEPTANCE OF DESIGNATION
OF
REGISTERED AGENT

Pursuant to the provisions of Section 605.0113, Florida Statutes, the undersigned submits the following statement of acceptance of his designation as Registered Agent for the Company:

Having been named as Registered Agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as Registered Agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as Registered Agent as provided for in Chapter 605 of the Florida Statutes.



William R. Lowman, Jr., Esq.

AMENDED AND RESTATED
ESC AEROSPACE US, INC.
SHAREHOLDERS' AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT ("**Agreement**") is made and entered into effective as of December 12, 2019 , by and among **ESC AEROSPACE US, INC.**, a Florida corporation (hereinafter referred to as the "**Corporation**"), **ESC HOLDING GMBH, DANNY STIRTZ and LARS WEIMER** (each hereinafter referred to individually as a "**Shareholder**" and collectively as "**Shareholders**"), who are each shareholders of the Corporation.

WITNESSETH

WHEREAS, effective February 22, 2019, the Corporation and the Shareholders entered into a shareholders agreement (the "Shareholders Agreement");

WHEREAS, effective December 12, 2019, the Corporation and the Shareholders filed Articles of Amendment to create voting and non-voting stock;

WHEREAS, the Shareholders are the owners of all the outstanding shares of Class A Voting Common Stock ("**Voting Stock**"). There are also 2,000,000 authorized shares of Class B Non-Voting Common Stock ("**Non-Voting Stock**", Voting Stock and Non-Voting Stock hereinafter collectively referred to as the "**Stock**") of the Corporation, which have yet to be issued. The shares of Voting Stock represent all of the current issued and outstanding shares of stock of the Corporation, with ownership of such Voting Stock as set forth on Schedule A attached hereto;

WHEREAS, the Corporation and the Shareholders, after having notice and the opportunity to discuss this Amended and Restated Shareholders Agreement, now desire to amend, modify and restate all of the provisions of said Shareholders Agreement.

NOW, THEREFORE, the provisions of said original Shareholders Agreement are hereby amended, modified and restated by deleting said provisions in their entirety and by substituting for said provisions in there entirety the provisions hereinafter set forth:

ARTICLE I.
AGREEMENTS BY
THE SHAREHOLDERS AND THE CORPORATION

A. <u>Agreements by Shareholders</u>. It is the purpose and intent of this paragraph to specify that the matters set forth in this Agreement shall be adhered to by all Shareholders holding voting shares in the conduct of the business and affairs of the Corporation. To effectuate their intention expressed in this paragraph, each Shareholder gives unto each other Shareholder his or her covenant of further assurances and agrees that in all affairs of the Corporation he or she will exercise all rights, powers and prerogatives in a manner which is consistent with the intentions expressed in this Agreement.

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B.   Agreements by Corporation. The Corporation represents, warrants, and covenants, for and on behalf of itself and its successors and assigns, that:

1.   It consents to this Agreement and agrees to be bound by, and perform, all covenants herein requiring performance by the Corporation;

2.   It shall not issue, transfer, or reissue any Stock in violation of the provisions of this Agreement;

3.   All certificates representing Stock issued by the Corporation and held by the Shareholders shall bear an endorsement in substantially the form specified in Article II. F hereof; and

4.   The authorized and issued shares are as set forth in Schedule A attached hereto and incorporated herein.

C.   Voting of Stock. The directors and officers of the Corporation shall not have the authority to do any of the following acts without the consent of Shareholders holding at least seventy percent (70%) of the Voting Stock of the Corporation:

1.   Knowingly do any act in contravention of this Agreement;

2.   Knowingly do any act which would make it impossible to carry on the ordinary business of the Corporation, except as otherwise provided in this Agreement;

3.   Cause the Corporation to materially change the nature of its business;

4.   Cause the Corporation to issue any additional shares of Stock (the Shareholders acknowledge that pursuant to a written action signed October 31, 2019, officers of the Corporation are permitted to issue certain non-voting shares, as described in the written action, to key employees of the Corporation without any further approval);

5.   Cause the Corporation to amend its Articles of Incorporation, its Bylaws, or this Agreement;

6.   Elect to dissolve the Corporation;

7.   Cause the Corporation to sell all or substantially all of the assets of the Corporation;

8.   Cause the Corporation to buy or sell voting and/or non-voting shares of the Corporation; or

9.   Cause the Corporation to engage in a purchase, merger, reorganization or consolidation with another Person or to issue any equity security of the Corporation to any other Person. For purposes of this Agreement, a "Person" shall mean an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture or an unincorporated business organization;

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10. Cause the Corporation to purchase any property in an amount which exceeds the level granted by the Board of Directors;

11. Cause the Corporation to enter into, amend, modify or terminate any arrangement affecting the compensation or benefits of any officer or Director of the Corporation or any of its Affiliates;

12. Cause the Corporation to incur or refinance any indebtedness, whether secured or unsecured, totaling in excess of Twenty Thousand Dollars ($20,000), other than regular trade payables incurred in the ordinary course of business;

13. Cause the Corporation to give a loan to any person or guarantee a loan benefiting any person greater than Five Thousand Dollars ($5,000) outside of the ordinary course of business;

14. Cause the Corporation to initiate litigation with a value of dispute that exceeds the amount of Twenty Thousand Dollars ($20,000);

15. Cause the Corporation to give the power of a plenipotentiary;

16. Cause the Corporation to donate and devote non-standard gifts;

17. Confess a judgment against the Corporation or cause the Corporation to settle a lawsuit, in either case for an amount that materially affects the ability of the Corporation to carry on its ordinary business;

18. Cause the Corporation to donate funds to a third party or Affiliate; and

19. Cause any subsidiary of the Corporation to do any of the above.

The Shareholders hereby agree that they shall, in their respective capacities as Shareholders, officers or directors of the Corporation, as the case may be, vote and take any and all other actions necessary to effectuate, and to cause the Corporation to effectuate, the provisions of this Agreement.

D.   Non-Competition; Non-Solicitation.   The Corporation has legitimate business interests in the preservation of its goodwill and customer relations and each Shareholder and Director has agreed to recognize and protect these interests by entering into the following covenants:

1.   Definitions.

a)   **"Restricted Party"** shall mean any Director, Shareholder, or Affiliate of a Shareholder of this Corporation, or the trustee of any trust that is a Director or Shareholder.

b)   **"Restricted Period"** shall mean (i) with respect to a Director, the period during which the Director serves as Director for the Corporation and an additional two (2) years after the Director ceases to serve as Director of the Corporation, and (ii) with respect to a Shareholder or an Affiliate of a Shareholder, the period during which the Shareholder owns an ownership interest in the Corporation and an additional two (2) years after the date on which the Shareholder ceases to hold all such ownership interest.

2. Noncompetition. Each Restricted Party hereby agrees that, during the Restricted Period, the Restricted Party shall not, anywhere in the United States, have any involvement, direct or indirect, financial or otherwise, whether as an investor, employee, director, officer, partner, shareholder, or consultant in any business or entity which is engaged in business which corresponds to the Corporation's business or is similar to this business.

3. Nonsolicitation of Employees and Independent Contractors. Each Restricted Party agrees that, during the Restricted Period, the Restricted Party shall not, whether voluntarily or involuntarily, directly or indirectly for itself or any other person or entity solicit, interfere with or endeavor to entice away from Corporation any current employee or independent contractor of Corporation or any of its Affiliates or any other employee or independent contractor who has had an engagement or other contractual relationship with Corporation or any of its Affiliates within the preceding twelve (12) month period.

4. Nonsolicitation of Clients. Each Restricted Party hereby agrees that, during the Restricted Period, the Restricted Party shall not directly or indirectly in any capacity, contact, contract with, sell to, or otherwise solicit business of the type, or similar to the type, of business done by the Corporation from any: (i) current clients of the Corporation, or (ii) prospective or potential clients (A) to whom the Corporation has submitted a formal quotation to, within the preceding eighteen (18) month period, or (B) that has been previously listed or identified as a bona fide business prospect of Corporation at any time during the preceding eighteen (18) month period.

5. Reasonableness. Each Restricted Party hereby agrees and acknowledges that the restrictive covenants contained in this Section D are reasonable in their limitations, scope, time, and territory, and are necessary for the protection of the legitimate business interest of Corporation, and that the restraints imposed thereby are not unduly burdensome on Restricted Party.

6. Enforcement. It is understood, agreed and acknowledged by the parties that no amount of money, or other remedy available at law, would adequately compensate Corporation for damages, which the parties agree and acknowledge Corporation would suffer as a result of Restricted Party's violation of the provisions contained in this Section D. Therefore, the parties acknowledge and agree that Corporation shall be entitled to obtain, upon application to a court of competent jurisdiction and without the need to prove actual damages to the Corporation or to post bond, a preliminary restraining order, and such other temporary or permanent injunctive relief as may be appropriate, to enforce against Restricted Party the provisions of this Sections D which injunctive relief shall be in addition to any other rights or remedies available to the Corporation.

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ARTICLE II.
RESTRICTIONS ON STOCK

A.   Scope of Agreement. This Agreement shall apply to all transfers of Stock, now owned or hereafter acquired, by the Shareholders, whether voluntary, involuntary, or by operation of law and whether resulting from death, bankruptcy, insolvency, or otherwise.

B.   Restrictions on Transfer by Shareholder. No Shareholder shall or may sell, exchange, deliver or assign, dispose of, bequeath or give, pledge, distribute, appoint, mortgage, hypothecate, or otherwise encumber, transfer, or permit to be transferred, whether voluntarily, involuntarily, or by operation of law (including, without limitation, the laws of bankruptcy, insolvency, intestacy, descent, and distribution and succession and including by incident of divorce or marital property settlement), all or any of the Stock or any interest in all or any of the Stock now owned or hereafter acquired by such Shareholder, except pursuant to and in compliance with this Agreement. Any transferee of shares of Stock subject to this Agreement shall remain subject to all of the terms and conditions of this Agreement, shall (if he or she has not already done so) assume and agree in writing to be bound by all of the terms and conditions of this Agreement, including any amendments made on or prior to the date of the transfer of such shares of Stock, and shall make no further transfer of any such shares of Stock, except pursuant to and in compliance with this Agreement.

C.   Permitted Transfers. Notwithstanding anything contained in this Agreement to the contrary, any Shareholder may transfer his or her shares of Stock during such Shareholder's lifetime or existence or at his or her death, whether by sale, gift, devise or otherwise if approved by vote of the holders of fifty percent (50%) or more of the outstanding shares of the Voting Stock of the Corporation; provided, however, that any Shareholder (or the personal representative of a Deceased Shareholder's estate) whose shares of Voting Stock are the subject of the transfer shall not have a vote (to the extent of their ownership of Voting Stock) in such decision and such shares of Voting Stock shall not be included in determining the number of outstanding shares for purposes of such determination. Notwithstanding the above, no Stock shall be transferred if ownership of the Corporation would not be owned greater than fifty percent (50%) by United States Persons after such transfer.

D.   Stock Transfer Record. The Corporation shall keep a stock transfer book in which the name and address of all Shareholders shall be recorded. No transfer or issuance of any Stock shall be effective or valid unless and until recorded in the stock transfer book. The Corporation agrees not to record any transfer or issuance of Stock in the stock transfer book unless the transfer or issuance is in strict compliance with all the provisions of this Agreement. Every Shareholder agrees that, in the event a Shareholder desires to make a transfer within the provisions hereof, such Shareholder shall furnish to the Corporation such evidence of his or her compliance with this Agreement as may be reasonably required by the Board of Directors of, or counsel for, such Corporation.

E.   Forfeiture of Stock. If a Shareholder holding Stock is subject to one or more of the following (each an "**Event of Forfeiture**"), then, upon approval by the remaining Shareholders holding at least fifty percent (50%) of the remaining Stock, excluding the Shareholder, and his or

5

her Stock, who is subject to an Event of Forfeiture, all of the Shareholder's Stock shall convert to shares of Stock in all respects:

(a) the conviction of or plea of no contest to a felony or other crime involving moral turpitude or any other crime involving misappropriation, embezzlement or fraud with respect to the Corporation,

(b) willful misconduct or gross negligence with respect to actions with the Corporation or any breach of fiduciary duty owed to any member of the Corporation or the commission of an act of personal dishonesty in connection with the Shareholder's responsibilities as a shareholder and/or employee of the Corporation which is intended to result or does result in a substantial personal benefit to the Shareholder, or

(c) substance abuse or use of illegal substances while performing duties in the workplace or that otherwise materially impairs Shareholder's ability to perform his responsibilities if employed with the Corporation or results in material harm to any member of the Corporation.

F.   Endorsement on Stock Certificates. Each certificate representing Stock of the Corporation now or hereafter held by the Shareholders shall bear any legend or legends required by applicable securities laws, and, in addition thereto, shall bear a statement in substantially the following words:

The voluntary or involuntary encumbering, transfer, or other disposition (including without limitation, any disposition pursuant to the laws of bankruptcy, intestacy, descent and distribution or succession) of the shares of stock evidenced by the within Certificate is restricted under the terms of ESC AEROSPACE US, INC. Shareholders' Agreement dated effective as of _____, 20__, by and among the Corporation and the Shareholders, a copy of which Agreement is on file at the principal office of the Corporation. Any person or entity who purchases, acquires or receives such shares of stock accepts such shares of stock subject to such restrictions. Upon written request of any Shareholder of the Corporation, the Corporation shall furnish without charge to such Shareholder, a copy of such Agreement.

ARTICLE III.
THIRD PARTY OFFERS TO PURCHASE SHARES

A.   Definitions and Conditions. For purposes of this Article, the following definitions, terms, and conditions apply:

1.   "**Bona Fide Offer**" shall mean a written and binding offer from a Third Party Purchaser which sets forth the purchase price per share (the "**Per Share Offer Price**") and terms of the purchase for any of the Voting Shares and Non-Voting Shares and which is accompanied by an earnest money deposit in an amount not less than ten percent (10%) of the total purchase price for all of the Voting Shares and Non-Voting Shares.

6

2. "**Voting Shares**" shall mean all, but not less than all, shares of the Voting Stock owned by the Offeror, and the provisions of this Article may not be invoked by such Offeror except with respect to all shares of the Voting Stock owned and held by such Offeror on the date of the Written Notice invoking the provisions of this Article.

3. "**Non-Voting Shares**" shall mean all, but not less than all, shares of the Non-Voting Stock owned by the Offeror, and the provisions of this Article may not be invoked by such Offeror except with respect to all shares of the Non-Voting Stock owned and held by such Offeror on the date of the Written Notice invoking the provisions of this Article.

4. "**Closing**" shall mean the closing on the purchase of some or all of the Offeror's Voting Shares and/or Non-Voting Shares by the Corporation or any Shareholder pursuant to this Article, which shall take place on or before the date which is thirty (30) days after the date of mailing of the Written Notice by the purchasing Offeree under this Article.

5. "**Exercise Price**" shall equal the product of the Per Share Purchase Price multiplied by the number of Voting or Non-Voting Shares the Corporation opts to purchase.

6. "**Offerees**" shall mean the Corporation and the Shareholders other than the Offeror.

7. "**Offeror**" shall mean the Shareholder who invokes the provisions of this Article III by sending Written Notice (as defined under Article IX.A hereof) to the Corporation and other Shareholders of his or her desire to sell his or her Voting Shares and/or Non-Voting Shares.

8. "**Per Share Purchase Price**" shall equal the lesser of:

   a.   the Per Share Offer Price set forth in the Bona Fide Offer from a Third Party Purchaser; or
   b.   the Per Share Price (determined under Article VI hereof).

9. "**Proportionate Purchase Price**" shall, with respect to an Offeree (other than the Corporation), who exercises his or her right to purchase the Remaining Voting Shares or Remaining Non-Voting Shares, be equal to the product of the Per Share Purchase Price multiplied by the number of such Offeree's Proportionate Shares (determined as applicable under subparagraph 10 below).

10. "**Proportionate Shares**" shall be (i) with respect to an Offeree who exercises his or her right to purchase the Remaining Voting Shares under subparagraph B.3 below, equal to that portion of the Remaining Voting Shares which the number of shares of Voting Stock owned by such Offeree bears to the number of shares of Voting Stock owned by all Offerees who exercise their right to purchase the Remaining Voting Shares under subparagraph B.3 below; and (ii) with respect to an Offeree who exercises his or her right to purchase the Remaining Non-Voting Shares under subparagraph B.5 below, equal to that portion of the Remaining Non-Voting Shares which the number of shares of Stock owned by such Offeree bears to the number of shares

7

of Stock (Voting and Non-Voting) owned by all Offerees other than the Corporation who exercise their right to purchase the Remaining Non-Voting Shares under subparagraph B.5 below.

11.   "**Remaining Voting Shares**" shall mean with respect to shares of Voting Stock, those shares of Voting Stock not purchased by the Corporation and available for purchase by the Offerees who own Voting Stock under subparagraph B.3 below.

12.   "**Remaining Non-Voting Shares**" shall mean with respect to shares of Non-Voting Stock, those shares of Non-Voting Stock not purchased by the Corporation and available for purchase by the Offerees under subparagraph B.5 below.

13.   "**Third Party Purchaser**" shall mean a person or entity who has the financial ability to consummate the purchase of the Voting and/or Non-Voting Shares.

B.   <u>Transfer of Shares to Third Party Purchaser.</u>

1.   <u>A Bona Fide Offer from a Third Party Purchaser.</u> If the Offeror desires to sell Voting Shares, then prior to the Offeror obtaining a Bona Fide Offer and providing the Offer Notice (as defined below), he or she must obtain the written approval of the Third Party Purchaser by the Shareholders holding at least fifty percent (50%) of the Voting Shares not including any Voting Shares the Offeror may hold. After obtaining such approval, the Offeror then must obtain a Bona Fide Offer from the approved Third Party Purchaser to purchase the Voting Shares, and/or any Non-Voting Shares, and the Offeror shall then provide Written Notice to the Offerees ("**Offer Notice**") stating that the Offeror is offering to sell the Voting Shares and/or Non-Voting Shares to the Offerees in accordance with the terms and conditions of this Agreement and attaching a copy of the Bona Fide Offer.

2.   <u>Exercise of Option by Corporation.</u> For a period of thirty (30) days from the date of the Offer Notice to the Corporation, the Corporation shall have the option to purchase any or all of the Voting and/or Non-Voting Shares in the Offer Notice. To exercise this option, the Corporation shall provide the Offeror and all other Offerees Written Notice within such thirty (30) day period stating the number of Voting Shares and/or Non-Voting Shares, as applicable, that the Corporation opts to purchase and the amount of the Exercise Price. The Corporation shall then purchase such shares for the Exercise Price and upon the terms set forth in subparagraph 6 below at Closing.

3.   <u>Exercise of Option by Shareholders Owning Voting Stock.</u> If the Corporation chooses not to exercise its option as described in subparagraph 2 above as to all Voting Shares, then each Offeree owning Voting Stock (other than the Corporation) shall have, for a period of thirty (30) days following the receipt of the Written Notice from the Corporation the option to purchase his or her Proportionate Shares of the Remaining Voting Shares subject to the Bona Fide Offer. To exercise this option, such Offeree shall provide the Offeror and all other Offerees Written Notice of such election within such period. Such Offeree shall then purchase his or her Proportionate Shares at his or her Proportionate Purchase Price and upon the terms set forth in subparagraph 6 below at Closing. Only Shareholders owning Voting Stock may purchase Stock under this subparagraph 3.

8

4. <u>Exercise of Option for Non-Voting Stock by Remaining Offerees</u>. If the Corporation chooses not to exercise its option as described in subparagraph 2 above as to all Non-Voting Shares, then each Offeree (other than the Corporation) shall have, for a period of thirty (30) days following the receipt of the Written Notice from the Corporation, the option to purchase his or her Proportionate Shares of the Remaining Non-Voting Shares subject to the Bona Fide Offer. To exercise this option, an Offeree shall provide the Offeror and all other Offerees Written Notice of such election within such period. Such Offeree shall then purchase his or her Proportionate Share at his or her Proportionate Purchase Price and upon the terms set forth in subparagraph 6 below at Closing. Shareholders owning Voting and/or Non-Voting Stock shall have the right to purchase Non-Voting Stock under this subparagraph 5.

5. <u>Terms of Purchase by Offerees</u>. Each Offeree shall pay the Exercise Price or Proportionate Purchase Price, as the case may be, in the transaction involving the purchase of the Offeror's shares of Stock by such Offeree under and pursuant to this Article III either on the same terms as are provided in the Bona Fide Offer from the Third Party Purchaser or, at the option of such Offeree, on terms including the payment of not less than ten percent (10%) of the purchase price at Closing and the delivery of a purchase money promissory note in the amount of the balance of the purchase price, payable in sixty (60) equal monthly installments of principal, together with interest on the unpaid principal balance at the rate equal to the applicable federal rate as defined in Section 1274(d) of the Code on the date of the note and providing for the right of prepayment at any time without premium or penalty. The shares being purchased and sold pursuant to this Section III.B shall be pledged to secure payment of the note.

6. <u>Sale to Third Party Purchaser</u>. In the event the Offerees fail to exercise their respective options within their respective option periods as set forth in this Article, then the Offeror may sell all of such unpurchased Voting and/or Non-Voting Shares to the Third Party Purchaser at the price and on the terms contained in the Bona Fide Offer at a closing that must take place on or before the date one hundred twenty (120) days after the date the Offeror provided the Offer Notice to the Offerees of his or her offer to sell the Voting and/or Non-Voting Shares; provided, however, that such Third Party Purchaser must assume and agree in writing to be bound by all of the terms and conditions of this Agreement, including any amendments made on or prior to the date of such purchase, prior to the transfer of such Voting and/or Non-Voting Shares. At the expiration of this one hundred (100) day period, the Voting and Non-Voting Shares remaining unpurchased shall again become subject to all of the applicable requirements contained in this Agreement before any transfer, sale, assignment, encumbrance, pledge, gift or other disposition of such Voting and Non-Voting Shares.

C. <u>Effect of Death or Disability of Offeree</u>. An option exercised by an Offeree pursuant to this Article III shall continue in full force and effect notwithstanding the subsequent death or disability of such Offeree after the date such Offeree provided Written Notice of such exercise to the Offeror but prior to the Closing. Each Offeree covenants, on behalf of himself or herself, and such Offeree's guardian, personal representative or successors that in the event of his or her death or Disability subsequent to the date such Offeree provides Written Notice to the Offeror of his or her exercise of his or her option under this Article, such Offeree and such Offeree's guardian, personal representative or successors, as the case may be, shall continue to be bound by the terms and conditions of this Agreement, including, but not limited to, such Offeree's obligation to close on a purchase of Voting and/or Non-Voting Shares following such Offeree's election to exercise his or her option under this Article III.

ARTICLE IV.
PURCHASE OF STOCK UPON DEATH OR DISABILITY

A. Option Upon Disabling Event. Upon the occurrence of a Disabling Event (as defined in Section F below) resulting in a Shareholder becoming a Disabled Shareholder (as defined in Section G below), the other Shareholders and the Corporation shall have the option or obligation, as applicable, to purchase all, but not less than all, of the Disabled Shareholder's Stock in accordance with the provisions of this Article IV.

1. Purchase Price. The purchase price of the shares of Stock owned by the Disabled Shareholder for purposes of the option granted by this Section shall be determined by Appraisal, in accordance with the provisions of Article VI.

2. Notice of Disabling Event. Each Shareholder covenants that he or she shall provide Written Notice to the Corporation, or take such actions as are necessary to ensure that his or her personal representative, trustee, heirs, beneficiaries or other successors in interest or the guardian of his or her property, if appointed (each collectively a "**Representative**"), provide Written Notice to the Corporation within five (5) days of the occurrence of a Disabling Event. Upon receipt of such Written Notice from the Disabled Shareholder or his or her Representative, the Corporation shall arrange for a prompt appraisal of the Disabled Shareholder's Stock. Within five (5) Business Days following their receipt of the Appraiser's written report stating the Appraiser's determination of the value of the Corporation, the Corporation shall calculate the aggregate price for the shares of Stock owned by the Disabled Shareholder and the Per Share Price of those shares, and shall provide a notice (a "**Notice of Disabling Event**") to the other Shareholders notifying them of the occurrence of the Disabling Event, identifying the Disabled Shareholder, and stating the Per Share Price for the shares of Stock owned by the Disabled Shareholder. The date on which the Corporation provides such Notice of Disabling Event to the Shareholders shall be referred to as the "**Notice Date**."

B. Corporation's Purchase Option. For a period of thirty (30) days following the Notice Date, the Corporation shall have the first option to purchase any or all of the shares of Stock, Voting and Non-Voting, owned by the Disabled Shareholder. If the Corporation does not exercise its option, then the Shareholders (other than the Disabled Shareholder) shall have the option to purchase such shares in accordance with Section C below. On or before the expiration of such thirty (30) day period, the Corporation shall provide the other Shareholders, including the Disabled Shareholder or his or her Representative, if applicable, Written Notice of its intent to exercise its purchase option, which notice shall set forth the number of shares and type (i.e., Voting or Non-Voting) of Stock, if any, the Corporation elects to purchase.

C. Other Shareholder's Purchase Option. In the event the Corporation does not elect to exercise its option with regard to all of the shares of Stock of the Disabled Shareholder within the time period set forth in Paragraph B above, each Shareholder, other than the Disabled Shareholder, shall have the right, until all shares of Stock are purchased, or until the Shareholders, other than the Disabled Shareholder, decline to purchase all the shares of Stock, to purchase his or

10

her pro rata share (or a portion thereof) of any shares of Stock the Corporation did not elect to purchase; provided, however, that only Shareholders owning Voting Stock shall be entitled to purchase any shares of Voting Stock of the Disabled Shareholder and only to the extent of such Shareholder's pro rata share of such Voting Stock (with his or her pro rata share determined based on the number of shares of Voting Stock he or she holds relative to the number of shares of Voting Stock held by all Shareholders desiring to exercise the purchase option under this Section C) and provided further, that if the remaining Shareholders owning Voting Stock do not elect to purchase the remaining Voting Stock of the Disabled Shareholder, or, if there are no other Shareholders owning Voting Stock, then the shares of Voting Stock of the Disabled Shareholder may be purchased by the Shareholders owning Non-Voting Stock but only to the extent of such Shareholder's pro rata share of such Non-Voting Stock, (with such pro rata share determined based on the number of shares of Non-Voting Stock he or she holds relative to the number of shares of Non-Voting Stock held by all Shareholders owning Non-Voting Stock desiring to exercise a purchase option on the Voting Stock under this Section C). Any shares of Non-Voting Stock of the Disabled Shareholder that are not purchased by the Corporation shall be offered for purchase to all remaining Shareholders, regardless of whether the Stock is Voting or Non-Voting Stock, based on such Shareholder's pro rata share of total shares of Stock of the Corporation. Each Shareholder other than the Disabled Shareholder shall give Written Notice to the Disabled Shareholder or to his or her Representative, if applicable, and to the Corporation within thirty (30) days after receipt of the notice from the Corporation of his or her intent to exercise such option, which notice shall set forth the number of shares of Voting and/or Non-Voting Stock, if any, such Shareholder elects to purchase.

D.   Option not Exercised with Respect to all Stock. In the event the Corporation and the remaining Shareholders fail to exercise their respective options within their respective option periods as set forth in this Article, then the Disabled Shareholder may retain all of such unpurchased Voting Stock and/or Non-Voting Stock and if the event creating the purchase option occurred as a result of the death of the Disabled Shareholder, then the personal representative of the estate of the Disabled Shareholder shall have the right to transfer the Stock owned by the Disabled Shareholder in accordance with the Last Will and Testament of the Disabled Shareholder, provided that such transfer is made within ninety (90) days of the Notice Date and provided further that all Shareholders have consented in writing to such transfer.

E.   Closing.

1.   Time. The closing of any purchase arising from the Corporation's or any Shareholder's election to exercise the purchase option provided by this Article (the "**Closing**") shall take place at the Corporation's principal office, at such date and time as the Corporation shall determine, but not later than the date which is thirty (30) days after the date of mailing of the Written Notice by the purchasing Corporation or Shareholder under this Article.

2.   Procedure; Payment of Purchase Price. At the Closing, the Disabled Shareholder shall provide any reasonable documentation requested by the Corporation or the Shareholders who are acquiring his or her shares of Stock to document the transfer of these shares. Unless otherwise agreed by the parties, and if subparagraph 3 below does not apply, the Corporation and/or each Shareholder acquiring these shares of Stock shall pay its, his or her share of the aggregate purchase price of at least ten percent (10%) in cash at the Closing (payable by

11

check, which clears in the ordinary course), and the balance of the purchase price shall be paid in accordance with the terms of a purchase money promissory note in the principal amount equal to the balance of the purchase price. The principal amount of such note shall be payable in sixty (60) equal monthly installments of principal, together with interest determined at the applicable federal rate as defined in Section 1274(d) of the Code on the date of closing. Such note shall also provide for the right of prepayment at any time without premium or penalty. The shares of Stock being purchased and sold pursuant to this Article shall be pledged to secure payment of the note.

3.   Terms if Life Insurance is Available. If life insurance proceeds are payable to the Corporation or to any Shareholder (other than the Disabled Shareholder) due to the death of a Shareholder, the Corporation and the Shareholders (other than the Disabled Shareholder) hereby covenant and agree to pay the purchase price of the shares of Stock purchased and sold pursuant to this Article in cash at the Closing to the extent of such life insurance proceeds. The balance of the purchase price, if any, shall be paid in accordance with subparagraphs 1 and 2 immediately above.

F.   Definition of Disabling Event. For purposes of this Agreement, "**Disabling Event**" shall mean the occurrence of any of the following events with respect to any Shareholder:

1.   Death. The Shareholder's death, if an individual (or if a revocable trust where death is deemed under Article II, Section C, subparagraph 2), but if a person other than an individual, then the Shareholder's dissolution or termination.

2.   Disability. The Shareholder's mental condition caused by an injury or sickness which, in the opinion of not less than two independent, Florida licensed medical doctors selected and consulted by the Corporation, renders a Shareholder unable to substantially perform his duties and responsibilities as a shareholder of the Corporation and there has been no court appointed guardian for such Shareholder who would qualify as a permitted transferee under Article II.C.

G.   Definition of Disabled Shareholder. For purposes of this Agreement, "**Disabled Shareholder**" shall mean a Shareholder with respect to whom a Disabling Event has occurred.

ARTICLE V.
PURCHASE OF STOCK TRANSFERRED
IN VIOLATION OF AGREEMENT

F.   Remedy for Violation.

1.   Corporation's Option. Any sale, gift, transfer, pledge, encumbrance or other disposition of any shares of Voting or Non-Voting Stock of the Corporation in violation of any of the provisions of this Agreement, including without limitation, an event whereby the Corporation is required by law or by order of court to recognize that any person or entity has acquired one or more outstanding shares of Stock or that a person or entity has obtained a judgment against one or more outstanding shares of Stock, shall be deemed null and void. In the event of any such sale or other disposition or other encumbrance, the Corporation shall, and it is hereby expressly given the right to, within ninety (90) days after the discovery by it of such sale or other

disposition or encumbrance made in violation of this Agreement, redeem and purchase (on a date, selected by the Corporation, within such ninety (90) day period) any part or all of such Stock from the holder thereof either (1) by delivery at closing of an unsecured purchase money promissory note in the amount equal to the product of the total number of shares of Stock disposed of in violation of this Agreement multiplied by the Per Share Price (determined under Article VI hereof), and payable in one hundred twenty (120) equal monthly installments of principal (without the payment of any interest on the outstanding balance of the promissory note), or, (2) at the option of the Corporation, if such shares of Stock were transferred by a sale or exchange (as opposed to a gratuitous transfer), the price and terms shall be the same price per share and terms for which such shares of Stock were sold in violation of this Agreement.

2. Exercise of Option for Non-Voting Stock. In the event the Corporation fails or refuses to exercise its obligation to purchase the shares of Non-Voting Stock transferred in violation of this Agreement under subparagraph 1 above, the Shareholders owning Voting or Non-Voting Stock, or any of them, shall have the same options as the Corporation for a ninety (90) day period commencing upon expiration of the ninety (90) day period provided in subparagraph 1 above; provided, however, that if more than one Shareholder elects to purchase such shares of Non-Voting Stock, then each Shareholder who elects to purchase such shares, shall purchase that portion of such shares which the number of shares of Stock owned by such Shareholder (whether Voting or Non-Voting Stock) bears to the number of shares of Stock (whether Voting or Non-Voting Stock) owned by all Shareholders who exercise their right to purchase such shares of Non-Voting Stock.

3. Exercise of Option for Voting Stock by Shareholders Owning Voting Stock. In the event the Corporation fails or refuses to exercise its obligation to purchase the shares of Voting Stock transferred in violation of this Agreement under subparagraph 1 above, the Shareholders owning Voting Stock, shall have the same option as the Corporation for a ninety (90) day period commencing upon expiration of the ninety (90) day period provided in subparagraph 1 above; provided, however, that if more than one Shareholder elects to purchase such shares of Voting Stock, then each Shareholder owning Voting Stock who elects to purchase such shares, shall purchase that portion of such shares which the number of shares of Voting Stock owned by such Shareholder bears to the number of shares of Voting Stock owned by all Shareholders who exercise their right to purchase such shares of Voting Stock.

G. Specific Performance. The Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the parties hereto will be irreparably damaged in the event that this Agreement is not specifically enforced. Should any dispute arise concerning the sale, encumbrance or disposition of the Stock of the Corporation, an injunction may be issued restraining any sale, encumbrance or disposition pending the determination of such controversy. In the event of any controversy concerning the right or obligation to purchase or sell any of the shares of Stock of the Corporation, such right or obligation shall be enforced in a court of competent jurisdiction by a decree of specific performance. Such remedy shall, however, be cumulative and not exclusive and shall be in addition to any other remedy which the parties may have. If any party hereto, or the personal representative of any selling Shareholder, shall institute any action or proceeding to enforce the provisions hereof, that person against whom such action or proceeding is brought hereby waives the claim or defense therein that such person has an

13

adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

ARTICLE VI.
THE PER SHARE PRICE

A.   Computation of Per Share Price. Under Articles III, IV, and V of this Agreement, the Per Share Price of a share of the Stock must be considered in determining the purchase price of shares of the Stock in certain transactions. For purposes of this Agreement, the "**Per Share Price**" of a share of the Stock shall equal the fair market value of such share of Stock determined as of the Valuation Date (as defined below).

B.   Determination of Per Share Price. The Per Share Price shall be determined by an Appraiser (as defined below) selected with the consent of the Corporation and the selling Shareholder determined as of the "**Valuation Date**" (as defined below). In the event the parties are unable to agree on an Appraiser, then each will select an Appraiser and those two Appraisers shall select a third Appraiser to appraise the shares. All expenses of such Appraiser shall be borne by the parties receiving the proceeds of the sale of the shares of the Stock, provided, however, that in the event of a disagreement on the selection of the Appraiser, the Corporation shall pay any costs of the Appraiser selected by it to then choose the third Appraiser. The Appraiser shall determine the value of one share of the selling Shareholder's Stock, taking into effect any applicable discounts to reflect the fact that the shares of Stock of the selling Shareholder represent a minority interest in the Corporation, the lack of a market for such shares of Stock and the lack of control, if applicable and shall provide his determination of the value to the Corporation and the selling Shareholder in writing. The Appraiser's determination of the value of the Stock of the selling Shareholder shall be conclusive. The aggregate purchase price for the Stock owned by the selling Shareholder shall be calculated by multiplying the appraised value of one share of the selling Shareholder's Stock by the number of shares of Stock owned by the selling Shareholder.

C.   Valuation Date. The "**Valuation Date**" shall be the last day of the fiscal quarter that immediately precedes the date thirty (30) days prior to the last date upon which the closing may occur under this Agreement for the transaction with respect to which the Per Share Price must be considered in determining the purchase price of shares of Stock.

D.   Appraiser. An "**Appraiser**" is an independent third party professional appraiser qualified for appraising a similar business who (i) is not presently or formerly engaged in any form by the Shareholders or the Corporation (or any affiliate of the Shareholders or the Corporation), (ii) has no material business, social or philanthropic relationship or experience with the Shareholders or the Corporation (or any affiliate of the Shareholders or the Corporation), and (iii) possesses reasonable credentials and experience in appraising companies.

ARTICLE VII.
CORPORATION'S EXERCISE OF RIGHTS UNDER THIS AGREEMENT

Any decision by the Corporation regarding its requirement to purchase hereunder or regarding the price, terms of purchase, closing date or any other decision hereunder, including but not limited to, decisions regarding whether to enforce the provisions of this Agreement by the

14

bringing of an action or proceeding, shall be made by vote of the holders of a majority of the issued and outstanding shares of Voting Stock of the Corporation, except for all decisions that require at least seventy percent (70%) Shareholder approval pursuant to Article I Section C above; provided, however, that any Shareholder (or the personal representative of such selling Shareholder's estate) whose shares of Stock are the subject of the purchase or decision shall not have a vote in such decision and such shares of Stock shall not be included in determining the number of outstanding shares for purposes of such determination.

ARTICLE VIII.
MISCELLANEOUS

A.   Notices. Any and all notices, requests, or other communications that are required to be provided under this Agreement shall be so provided if given in writing and sent by hand delivery or by registered or certified mail, return receipt requested, with first-class postage prepaid; and such notices shall be addressed: (i) if to the Corporation, to the principal office of the Corporation; and (ii) if to a Shareholder, to the address of the Shareholder as reflected in the stock records of the Corporation, unless notice of change of address is furnished to all parties in the manner provided in this section. Any notice that is required to be made within a stated period of time shall be considered timely if given in writing and hand delivered or mailed via registered or certified mail before midnight of the last day of such period. A notice given in compliance with this section shall be deemed a "**Written Notice**."

B.   Invalid or Unenforceable Provisions. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

C.   Delivery of Stock and Documents. Upon the closing of any purchase of any shares of Stock pursuant to this Agreement, the seller shall deliver to the purchaser the following: The certificate or certificates representing the shares of Stock being sold, duly endorsed for transfer and bearing such documentary stamps, if any, as are necessary, and such assignments, certificates or authority, tax releases, consents to transfer, instruments, and evidences of title of the seller and of his or her compliance with this Agreement as may be reasonably required by the purchaser or by counsel for the purchaser.

D.   Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors, administrators, personal representatives, successors and assigns, and other legal representatives.

E.   Gender. The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural, and vice versa, wherever appropriate.

F.   Amendment; Waiver. No amendment or modification of this Agreement shall be valid unless the same is in writing and signed by holders of at least seventy percent (70%) of the shares of Voting Stock then outstanding. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom it is sought to be enforced. The

15

failure of any party at any time to insist upon strict performance of any condition, promise, agreement, or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement, or understanding at a future time.

G.   <u>Entire Agreement</u>. This Agreement sets forth all of the promises, agreements, conditions, understandings, warranties, and representations among the parties hereto and with respect to the shares of Stock owned by the Shareholders and any other matters set forth herein, and there are no promises agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among them with respect to such shares or such other matters except as set forth herein. Any and all prior agreements among the parties hereto with respect to the shares of Stock owned by the Shareholders are hereby revoked.

H.   <u>Governing Law</u>. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida.

I.   <u>Venue</u>. Venue for all suits arising out of this Agreement shall lie exclusively in the courts situated in Orange County, Florida. By execution and/or adoption of this Agreement, each party hereby submits to the <u>in personam</u> jurisdiction of all courts of Orange County, Florida.

J.   <u>Headings</u>. The headings, subheadings, and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing, or enforcing any of the provisions of this Agreement.

K.   <u>Term of Agreement</u>. This Agreement shall commence as of the date hereof, and shall continue in full force and effect until terminated by the mutual agreement of the parties hereto or the cessation of the Corporation's business, or by the bankruptcy, receivership or dissolution of the Corporation. Upon termination of this Agreement, the Shareholders shall surrender to the Corporation the certificates for their shares of Stock and the Corporation shall issue to them in lieu thereof new certificates for an equal number of shares of stock without the endorsement set forth herein.

L.   <u>Survive Closing</u>. The terms, conditions, obligations and covenants in this Agreement shall survive (a) its execution by the parties hereto, (b) the closing of any transactions contemplated herein, and (c) the execution of all contracts hereafter entered into between them, except to the extent that such transactions and contracts may be inconsistent with this Agreement.

M.   <u>Attorneys' Fees</u>. If any Shareholder hereto or the Corporation institutes any action or proceeding to enforce this Agreement, the prevailing party shall be entitled to collect from the non-prevailing parties (which may include a transferee with notice of this Agreement) reasonable attorneys' fees and costs and expenses of such action whether at settlement, trial or appeal, including but not limited to attorneys' fees incurred in related bankruptcy proceedings.

N.   <u>Representation</u>. This Agreement was drafted by the law firm of Shuffield, Lowman & Wilson, P.A. at the request of the Corporation and with the consent of the Corporation. Each of the Shareholders hereby acknowledges that:

1.   The Corporation and the Shareholders understand that the Corporation and the Shareholders may have conflicting interests with respect to this Agreement;

2.   The Corporation and the Shareholders understand that the Corporation and the Shareholders individually may have tax consequences resulting from this Agreement; and

3.   Each of the Shareholders has been advised to seek independent counsel to review this Agreement on his or her behalf.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written and the Corporation has caused this Agreement to be executed by its duly authorized officers on the same day.

WITNESSES: "CORPORATION"

ESC AEROSPACE US, INC.,
a Florida corporation



_____   By:_____
                                             Lars Weimer, President & CEO
_____

                                             "SHAREHOLDERS"

                                             ESC HOLDING GMBH

_____   By:_____
                                             Name: Mathias Krueger
_____   Its: PRESIDENT



_____   _____
                                             DANNY STIRTZ

_____   _____
                                             LARS WEIMER
_____

17

SCHEDULE A TO
SHAREHOLDERS' AGREEMENT
OF
ESC AEROSPACE US, INC.,
A Florida Corporation

Authorized Shares: 8,000,000, Class A Voting Common Stock, $0.01 Par Value
2,000,000, Class B Non-Voting Common Stock, $0.01 Par Value

Shareholder	Voting Common Shares	Non-Voting Common Shares	Percentage Ownership Total Shares
ESC Holding GmbH	3,200,000	-	32 %
Danny Stirtz	2,400,000	-	24%
Lars Weimer	2,400,000	-	24%
Totals	8,000,000	2,000,000	100%

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*1933 ACT*"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED, EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS; OR (II) UPON THE ISSUANCE TO THE ISSUER OF AN OPINION OF COUNSEL, OR THE SUBMISSION TO THE ISSUER OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY, THAT SUCH PROPOSED SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION WILL NOT BE IN VIOLATION OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS.

CONVERTIBLE PROMISSORY NOTE
(the "*Note*")

$______________________________ Issue Date: ______________________2023

For value received ESC AEROSPACE US, INC., a Florida corporation (the "*Company*") promises to pay to _____________________________________ (together with its successors and assigns, the "*Holder*"), at the address listed below, or at such other address as the holder hereof may from time to time designate in writing, the principal sum of $_________________, or such lesser amount as shall be equal to the outstanding principal amount hereof (the "*Principal Amount*"), together with all accrued and unpaid interest thereon, upon the terms and conditions specified below.

So long as any portion of this Note remains outstanding and unpaid, the Company will comply with the following provisions to which this Note is subject and by which it is governed:

1. Interest. Interest shall accrue on the principal outstanding from time to time, commencing from the Issue Date of this Note and continuing until repayment of this Note in full, at a rate equal to seven percent (7%) per annum. Upon an Event of Default (as defined below), this Note will bear interest at a default rate of interest equal to the sum of the interest rate set forth in the immediately preceding sentence plus an additional two percent (2%) per annum (collectively, "*Default Interest*"). Interest shall be payable on the Conversion Date or Maturity Date (as defined below), provided that Default Interest shall be payable on demand. Interest shall accrue on the basis of actual days elapsed in a year consisting of 360 days. Notwithstanding anything herein to the contrary, if during any period for which interest is computed under this Note, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments which are treated as interest under applicable law, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate (as defined below), the Company's obligations hereunder shall, automatically and retroactively, be deemed reduced to the Highest Lawful Rate, and during any such period the interest payable under this Note shall be computed on the basis of the Highest Lawful Rate. In the event the Holder receives as interest an amount which would exceed the Highest Lawful Rate, then the amount of any excess interest shall not be applied to the payment of interest hereunder, but shall be applied to the reduction of the unpaid principal balance due hereunder. As used herein, "*Highest Lawful Rate*" means the maximum non-usurious rate of interest, as in effect from time to time, which may be lawfully charged, contracted for, reserved, received or collected by the Holder in connection with this Note under applicable law.

2. Principal. All unpaid principal, together with any then unpaid and accrued interest and any other amounts payable hereunder, shall be due and payable on the earlier of (a) the Maturity Date (as defined below) or (b) when, upon the occurrence of an Event of Default, such amounts are declared due and payable by the Holder or made automatically due and payable, in each case, in accordance with the terms hereof. The "*Maturity Date*" shall mean the earlier of (i) the fourth (4th) anniversary of the Issue Date or (ii) a Change in Control or Initial Public Offering ("IPO").

3. Payment Terms. Unless earlier converted, all payments of principal and interest shall be in lawful money of the United States of America. Payments under this Note shall be applied first to the payment of all accrued and unpaid interest and then to the payment of principal. Prepayment of the principal amount of this Note, together with all accrued and unpaid interest on the portion of principal so prepaid, may be made in whole or in part at any time without penalty.

4. Conversion.

(a) If the Company at any time prior to earlier of (i) this Note being paid in full sells equity securities (other than a Change in Control or IPO), or debt with equity features in an aggregate amount of $1,500,000.00 (a "*Qualified Financing*"), the Company shall have the option to convert all principal and accrued interest into the class of equity being offered at a conversion price equal to (a) 90% of the price per unit paid by other investors for investments of less than $100,000,(b) 80% of the price per unit paid by other investors for investments of $100,000 up to $1,000,000; (c) 75% of the price per unit paid by other investors for investments of $1,000,000 or greater (the "*Conversion Price*").

(b) Upon a change of control or an IPO, this Note will be convertible into non-voting common stock at a conversion price equal to the applicable price per share, multiplied by the applicable discount rate described herein at Section 4(a).

(c)   If the Company consummates an equity financing that does not constitute a Qualified Financing, the Company shall have the option to convert all principal and accrued interest into the non-voting common stock issued in the financing at a conversion price equal to the price per share paid by the other investors in the financing, multiplied by the applicable discount rate described herein at Section 4(a). If the Company does not consummate a Qualified Financing, Change of Control or IPO on or prior to the Maturity Date, and the Company does not elect to repay all principal and accrued interest on such Maturity Date, then this Note will be convertible into non-voting common stock, with the per share conversion price based upon the greater of (i) $15,000,000 pre-money valuation; or (ii) the valuation of the Company as of the Maturity Date, which valuation shall be conducted by a qualified independent business valuation expert, with such per share price multiplied by the applicable discount specified within Section 4(a) herein.

5. Mechanics of Conversion.

(a) Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note). The Company shall, as soon as practicable thereafter, cause to be issued and delivered to the Holder a certificate or certificates for the number of shares to which the Holder shall be entitled upon such conversion, including a check payable to the Holder for any cash amounts payable as described in Section 5(b).

(b) No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder an amount equal to the product obtained by multiplying the Conversion Price by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this Section 5, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

6. Representations and Warranties of Company. The Company warrants and represents to the Holder as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the corporate power and authority and the legal right to own and operate its properties and to conduct the business in which it is currently engaged.

(b) The Company has the power and authority and the legal right to execute and deliver, and to perform its obligations under, this Note and has taken all necessary corporate action to authorize such execution, delivery and performance.

(c) This Note constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) The execution, delivery and performance of this Note will not (i) violate any provision of any law, statute, rule or regulation or any order, writ, judgment, injunction, decree, determination or award of any court, governmental agency or arbitrator presently in effect having applicability to the Company, (ii) violate or contravene any provision of the Certificate of Incorporation or bylaws of the Company, or (iii) result in a breach of or constitute a default under any indenture, loan or credit agreement or any other agreement, lease or instrument to which the Company is a party or by which it or any of its properties may be bound or result in the creation of any Lien thereunder. The Company is not in default under or in violation of any such law, statute, rule or regulation, order, writ, judgment, injunction, decree, determination or award or any such indenture, loan or credit agreement or other agreement, lease or instrument in any case in which the consequences of such default or violation could have a material adverse effect on the business, operations, properties, assets or condition (financial or otherwise) of the Company.

(e) No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority is required on the part of the Company to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, this Note, except for filings pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

(f) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties before any court or arbitrator, or any governmental department, board, agency or other instrumentality which, if determined adversely to the Company, would have a material adverse effect on the business, operations, property or condition (financial or otherwise) of the Company or on the ability of the Company to perform its obligations hereunder.

(g) The Company is not obligated on any indebtedness or contingent obligation.

7. <u>Representations and Warranties of Holder</u>. The Holder represents and warrants to the Company that:

(a) The Note and the shares of Common Stock of the Company (collectively the "*Securities*") are and will be acquired by Holder for Holder's own account for purposes of investment, not as a nominee or agent, and not with a view to or in connection with the distribution or resale of all or any part thereof, and that Holder does not have any (i) present intention of selling, transferring granting any participation in, or otherwise distributing the same, or (ii) contract, undertaking, agreement or arrangement with any individual, company, corporation, partnership, association, trust, estate or partnership (each, a "*Person*") to sell, transfer, grant any participation in or otherwise distribute all or any part of the Securities;

(b) The Holder understands that the Securities will not be registered under the Securities Act or applicable state securities laws prior to the Merger, by reason of specific exemptions therefrom, which exemptions depend upon, among other things, Holder's representations set forth herein and Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities;

(c) The Holder (i) has sufficient knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Securities; (ii) is an investor in securities of companies in the development stage such as the Company; (iii) is able to protect its interests and fend for itself in the transactions contemplated by this Note; and (iv) has the ability to bear the economic risks of its investment;

(d) The Holder is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(e) The Holder understands that the Securities are characterized as "restricted" under the federal securities laws in as much as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities prior to the Merger may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Holder represents that it is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act;

(f) The Holder has satisfied itself as to the full observance by it of the laws of its jurisdiction in connection with the purchase of the Securities including the tax consequences, if any, which may be relevant to the acquisition, holding, conversion, sale or transfer of the Securities;

(g) The Holder has all requisite power and authority to enter into this Note to perform its obligations hereunder, and this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with their terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies; and

(h) The Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 6 of this Note or the right of the Holder to rely thereon. With respect to tax considerations involved in the investment, the Holder is not relying on the Company.

8. Further Limitations on Disposition.

(a) Without in any way limiting the representations set forth in Section 7 hereof, Holder hereby further agrees not to make any sale, transfer or other disposition of all or any portion of the Securities unless and until:

(i) There is then in effect a registration statement under the 1933 Act covering such proposed sale, transfer or other disposition and such sale, transfer or other disposition is made in accordance with such registration statement;

(ii) (A) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (B) if requested by the Company, Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such sale, transfer or other disposition will not require registration of such shares under the Securities Act, provided, however, that the Company will not require such an opinion of counsel for transactions made pursuant to Rule 144, as currently in existence, except in unusual circumstances; or

(iii) The submission to the Company of such other evidence, as may be satisfactory to the Company, that such proposed sale, transfer or other disposition will not be in violation of the Securities Act and any applicable state securities laws or regulations.

(b) Notwithstanding the provisions of subsection (a) immediately above, no such registration statement or opinion of counsel shall be required for a transfer to (i) any affiliate of Holder as defined under Rule 144 of the Securities Act; (ii) Holder's partners, stockholders, members or other equity holders; (iii) any immediate family member of a Holder; (iv) Holder's executors or legal representatives; or (v) trustees of an inter-vivos trust or testamentary trust for the benefit of members of a Holder's immediate family, provided that, in the case of the foregoing clauses (i) through (v), the transferee makes in writing the representations and warranties in favor of the Company contained in, and agrees in writing to the terms of, Sections 7, 8, 9, 10 and 11 hereof as if such transferee were the original Holder hereunder, all in form and substance reasonably satisfactory to the Company.

(c) Holder understands and agrees that any sale, transfer or other disposition of all or any portion of the Securities in violation of the provisions of this Section 8 shall be null and void and prohibited, and that the Company shall not be required to recognize the same on its books and records any such purported sale, transfer or other disposition.

9. Legends. It is understood that the certificates evidencing the Securities may bear the following legends, as applicable:

(a) THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*1933 ACT*"), OR UNDER THE PROVISIONS OF ANY APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED, EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS; OR (ii) UPON THE ISSUANCE TO THE COMPANY OF AN OPINION OF COUNSEL, OR THE SUBMISSION TO THE COMPANY OF SUCH

OTHER EVIDENCE, AS MAY BE SATISFACTORY TO THE COMPANY, THAT SUCH PROPOSED SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION WILL NOT BE IN VIOLATION OF THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES ACTS.

THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OR SERIES OF STOCK. UPON WRITTEN REQUEST, THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS AND DESIGNATIONS, AND THE RELATIVE PREFERENCES AND RIGHTS, OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE RELATIVE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

(b) Any other legend required by the securities laws of states or other jurisdictions to the extent such laws are applicable to the securities represented by the instrument so legended.

10. Brokerage. There are no claims for and no Person is entitled to any brokerage commissions, finder's fees or similar compensation from Holder or based on any arrangement or agreement made by or on behalf of Holder in connection with the transactions contemplated by this Note.

11. Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address of the Holder set forth on the signature page hereto; if the Holder is a partnership, corporation, limited liability company or other entity, then the office or offices of the Holder in which its principal place of business is located at the address or addresses of the Holder set forth on the signature page hereto.

12. Events of Acceleration. Upon the occurrence of any Event of Default and so long as any Event of Default is continuing, the Holder may, with the written consent of Investors (as defined below), inclusive of the Holder, holding more than the higher of (i) 66 2/3% of the aggregate outstanding principal amount of the Notes, declare the entire unpaid balance of this Note, together with all accrued and unpaid interest on this Note, to be immediately due and payable prior to the Maturity Date (in the case of any occurrence of any of the events described in paragraphs (c) and (d) below, this Note shall become automatically due and payable, including unpaid interest accrued hereon, without notice or demand). In the event the Company fails to make any payment of principal or accrued interest on this Note to Holder when due after demand is made in accordance herewith, Holder will be entitled to exercise all rights and remedies available to it without the consent or approval of any other party and the Company will reimburse Holder for its reasonable costs and expenses, including attorneys' fees, incurred in connection with the enforcement of its rights under this Note. In addition to any other rights Holder may have under applicable laws, during an Event of Default, Holder shall have the right to set off the indebtedness evidenced by this Note against any other indebtedness of the Holder to the Company. For purposes of this Section 7, each of the following events will constitute an "*Event of Default*":

(a) *Failure to Pay.* The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note or the Security Agreement (as defined below) on the date due and such payment shall not have been made within five (5) days following the date when due.

(b) *Failure to Comply.* The Company shall fail to comply in any material respect with the terms, conditions and covenants of this Note including, without limitation, any representation or warranty provided herein is untrue or incorrect in any material respect as to Company.

(c) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing.

(d) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 90 days of commencement.

(e) *Cross Default.* A default (however denominated or defined) shall occur under any other indebtedness for borrowed money (not covered hereunder) of the Company, which shall not have been cured within applicable notice and grace periods and the holders thereof shall have accelerated payment of such indebtedness.

(f) *Judgments*. A final nonappealable judgment or order for the payment of money in excess of One Hundred Thousand dollars ($100,000) shall be rendered against the Company and the same shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed, or any judgment, writ, assessment, warrant of attachment, or execution or similar process shall be issued or levied against a substantial part of the Company's property, if any and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within 30 days after issue or levy.

13. <u>Change in Control: Closing Payment</u>. For the purposes of this Note, a "*Change in Control*" shall be deemed to occur upon (i) the sale, lease, license or transfer, in a single transaction or a series of transactions, of all or substantially all of the Company's assets; (ii) the sale or transfer, in a single transaction or a series of transactions, of 50% or more of the presently outstanding shares of capital stock of the Company, or (iii) the issuance by the Company of stock, whether in one or more transactions, which individually or in the aggregate results in the ownership, following such transaction or transactions, by the present stockholders of the Company of less than 50% of the issued and outstanding shares of voting stock of the Company. In the event of a Change in Control prior to the consummation of the Merger, the Company shall pay to the Holder the outstanding principal balance under the Note and all accrued and unpaid interest hereunder, which payments shall be paid to the Holder on or before the closing of such Change in Control. Notwithstanding the foregoing, in no event shall a Change of Control result from a debt or equity financing where the purpose of such transaction is raising capital for the Company.

14. <u>No Stockholder Rights</u>. This Note, as such, shall not entitle the Holder to any rights as a stockholder of the Company.

15. <u>Pari Passu Notes</u>. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Secured Convertible Promissory Notes issued by the Company as provided in the Subscription Agreement (collectively with this Note, the "*Notes*" and the holders of all Notes, the "*Investors*"). In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Investors, then the Holder shall hold in trust all such excess payments for the benefit of the other Investors and shall pay such amounts held in trust to such other Investors upon demand by such Investors.

16. <u>Miscellaneous</u>.

(a) <u>Waivers</u>. The Company hereby waives demand for payment, notice of dishonor, presentment, protest and notice of protest. No failure or delay on the part of the holder of this Note in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof of the exercise of any other power or right. No notice to or demand on the Company in any case shall entitle the Company to any notice or demand in similar or other circumstances.

(b) <u>Amendment</u>. This Note may not be amended or modified; nor may any of its terms be waived, except by written instruments signed by the Company and the Requisite Investors, and then only to the extent set forth therein. "*Requisite Investors*" shall mean Investors holding a majority of the principal indebtedness represented by the outstanding Notes (defined in Section 16).

(c) <u>Binding; Successors and Assigns</u>. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby, and this Note shall nevertheless be binding between the Company and the Holder. This Note shall be binding upon, inure to the benefit of and be enforceable by the Company, the Holder and their respective successors and assigns.

(d) <u>Governing Law; Venue</u>. The terms of this Note shall be construed and governed in all respects by the laws of the State of Florida, without regard to principles of conflict of laws. Any and all disputes arising out of or related to this Note or the Security Agreement shall be adjudicated exclusively in the state or federal courts located in Florida. Each of the parties hereto submits itself to the jurisdiction of the courts of the State of Florida and the Federal courts of the United States located in such state in respect of all actions arising out of or in connection with the interpretation or enforcement of the Note, waives any argument that venue in such forums is not convenient and agrees that any actions initiated by either party hereto shall be appropriately venued in such forums.

(e) <u>Notices</u>. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during the normal business hours of the recipient, if not, then on the next business day; (iii) one (1) business day after deposit with a nationally recognized overnight courier designating next business day delivery; or (iv) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All notices and other communications shall be sent to the address or facsimile number as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

(f) <u>Time of the Essence; Remedies</u>. Time is of the essence of this Note. The rights and remedies under this Note are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Holder.

(g) <u>Severability</u>. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note, the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and the parties shall use good faith to negotiate a substitute, valid and enforceable provision that replaces the excluded provision and that most nearly effects the parties' intent in entering into this Note.

(h) <u>Entire Note</u>. This Note constitutes the full and entire understanding, promise and agreement between the Company and the Holder with respect to the subject matter hereof and thereof, and supersede, merge and render void every other prior written and/or oral understanding, promise or agreement between the Company and the Holder with respect to the subject matter hereof and thereof.

(i) <u>Headings</u>. Section headings are inserted herein for convenience only and do not form a part of this Note.

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   IN WITNESS WHEREOF, the parties have executed this CONVERTIBLE PROMISSORY NOTE as of the date first written above.


ESC AEROSPACE US, INC.

By: _____
Name: _____
Title: _____


Agreed to and Accepted:

_____
Name: _____

Address:

_____
_____
_____

Email: _____
Phone: _____


[Signature page to Convertible Promissory Note]


ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.esc-aerospace.us

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.